UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SL INDUSTRIES, INC.

(Name of Subject Company (issuer))

SL INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

784413106
(CUSIP Number of Class of Securities)

William T. Fejes Jr.

President and Chief Executive Officer

SL Industries, Inc.
520 Fellowship Road, Suite A114

Mt. Laurel, New Jersey 08054
(856) 727-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With copies to:

Alan Perkins, Esq. Evan Stone, Esq. Gardere Wynne Sewell LLP
1601 Elm Street, Suite 3000
Dallas, Texas 75201
(214) 999-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.         Subject Company Information

Name and Address

The name of the subject company is SL Industries, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 520 Fellowship Road, Suite A114, Mt. Laurel, New Jersey 08054, and its telephone number at that address is (856) 727-1500.

Securities

The class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is the Company’s common stock, par value $0.20 per share (the “Shares”).

As of April 20, 2016, there were (a) 3,969,560 issued and outstanding Shares, (b) 125,890 Shares subject to issuance pursuant to options to purchase Shares under the Company’s 2008 Incentive Stock Plan (the “2008 Plan”), (c) 43,768 Shares subject to issuance pursuant to restricted stock units granted and outstanding under the 2008 Plan and (d) 15,000 Shares subject to issuance pursuant to restricted Shares granted and outstanding under the 2008 Plan.

Item 2.         Identity and Background of Filing Person

Name and Address

This Schedule is being filed by the Company. The Company’s name, business address and business telephone number are set forth in Item 1 above, which is incorporated herein by reference. The Company is the subject company of the offer described below.

Tender Offer and Proposed Merger

This Schedule relates to the tender offer by Handy & Harman Ltd., a Delaware corporation (“H&H”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of H&H (“AcquisitionCo”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of AcquisitionCo (“Acquisition Sub”), as disclosed in a Tender Offer Statement on Schedule TO filed by H&H, AcquisitionCo and Acquisition Sub (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on April 21, 2016, for Acquisition Sub to purchase all of the outstanding Shares at a purchase price of $40.00 per share (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

The Schedule TO was filed by H&H, AcquisitionCo and Acquisition Sub.  H&H is an affiliate of Steel Partners Holdings L.P. (“Steel”), which beneficially owns approximately 25.1% of the outstanding Shares.  See Item 3 of this Schedule — Arrangements with the Offerors and Certain of Their Affiliates — Affiliated Ownership and Directorships.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 6, 2016, among the Company, H&H, AcquisitionCo and Acquisition Sub.   The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of AcquisitionCo (the “Merger”).

Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger.  The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.  At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than

(i) Shares owned by the Company in its treasury or by H&H, AcquisitionCo or Acquisition Sub and (ii) Shares held by stockholders, if any, who are entitled to and properly demand appraisal rights under Delaware law) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes. As a result of the Offer and the Merger, the Shares will cease to be publicly traded.

The foregoing summary is qualified in its entirety by the more detailed description and explanation contained in the Offer and by the terms of the Merger Agreement.  A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive office for each of H&H, AcquisitionCo and Acquisition Sub is located at 1133 Westchester Avenue, Suite N222, White Plains, New York 10604, and the telephone number at such address is (914) 461-1300.

Item 3.         Past Contacts, Transactions, Negotiations and Agreements

Arrangements with the Offerors and Certain of Their Affiliates

Affiliated Ownership and Directorships

As of March 28, 2016, SPH Group Holdings LLC (“SPHG Holdings”), a wholly owned subsidiary of Steel, beneficially owned 8,560,592 shares of H&H’s common stock, representing approximately 69.8% of H&H’s outstanding shares of common stock. The power to vote and dispose of the securities held by SPHG Holdings is controlled by Steel Partners Holdings GP Inc., the general partner of Steel (“Steel Holdings GP”).

Steel, through its wholly owned subsidiary DGT Holdings Corp. (“DGT”), beneficially owns 994,840 Shares, representing approximately 25.1% of the outstanding Shares.  Effective March 28, 2016, SPHG Holdings caused the 994,840 Shares then owned directly by it to be transferred to DGT.

Warren G. Lichtenstein, a member of the Board of Directors of the Company (the “Board”), is also Chairman of the Board of Directors of H&H and the Executive Chairman of Steel Holdings GP.  Glen M. Kassan, a director of the Company, was formerly affiliated with Steel Holdings GP. As of the date hereof, Mr. Lichtenstein owns directly 7,507 Shares, representing approximately 0.2% of the outstanding Shares, and beneficially owns an additional 3,000 unvested restricted Shares.  As of the date hereof, Mr. Kassan owns directly 17,000 Shares, representing approximately 0.4% of the outstanding Shares, and beneficially owns an additional 3,000 unvested restricted Shares.

Management Services Agreement with the Company

On May 1, 2014, the Company renewed its Management Services Agreement (“Management Services Agreement”) with SP Corporate Services LLC (“SP Corporate”). On March 25, 2015, the Company and SP Corporate entered into an amendment to the Management Services Agreement (the “Amendment”) in order to, among other things, extend the term of the Management Services Agreement until May 1, 2016. SP Corporate is an affiliate of SPHG Holdings. A member of the Company’s Board of Directors, Warren G. Lichtenstein, is affiliated with SPHG Holdings. Also, the Company’s Chairman of the Board, Glen M. Kassan was formerly affiliated with SPHG Holdings. Pursuant to the Management Services Agreement, SP Corporate agreed to provide, at the direction of the Company’s Chief Executive Officer, non-exclusive services to support the Company’s growth strategy, business development, planning, execution assistance and related support services. The monthly fee for these services is $10,400 paid in advance. The Management Services Agreement has been approved by the Audit Committee of the Board and a majority of the disinterested directors of the Company. On February 18, 2016, the Company consented to the transfer of the Company Management Services Agreement to SPH Services, Inc. (“SPH Services”), which is an affiliate of SPHG Holdings.

Management Services Agreement with H&H

On January 1, 2012, H&H entered into a Management Services Agreement (as amended, the “H&H Management Services Agreement”) with SP Corporate, pursuant to which SP Corporate provided H&H with continued executive and corporate services. The H&H Management Services Agreement was amended and restated effective February 23, 2016 to have SPH Services furnish the services to H&H and to make certain other changes. Both SP Corporate and SPH Services are affiliates of SPHG Holdings. Warren G. Lichtenstein, a director of the Company, is the Chief Executive Officer of SP Corporate and SPH Services, James F. McCabe, Jr. is President of SP Corporate and the President and Chief Financial Officer of SPH Services, and Jack Howard is Senior Vice President of SP Corporate and SPH Services. Under the H&H Management Services Agreement, SP Corporate furnished and, effective as of February 23, 2016, SPH Services furnishes the services of Jack L. Howard as H&H’s Principal Executive Officer, James F. McCabe, Jr. as H&H’s Chief Financial Officer and Senior Vice President, and Jeffrey Svoboda as H&H’s Senior Vice President and the President and Chief Executive Officer of AcquisitionCo. Additionally, SPH Services has agreed to furnish to H&H personnel to perform additional services, which include, without limitation:

i.                  legal, tax, accounting, treasury, environmental health and safety, human resources, marketing, operating group management, and investor relations;

ii.               additional executive services;

iii.            international business services; and

iv.           preparation of reports for filing with the SEC.

Performance of services under the H&H Management Services Agreement by SPH Services and its personnel are subject to the oversight of H&H’s Audit Committee, and the authority of SPH Services and its personnel to incur any obligation or enter into any transaction is subject to the prior approval of H&H’s Audit Committee or a prior written delegation of authority of H&H’s Audit Committee delivered to SPH Services.

Messrs. Howard, McCabe and Svoboda, as well as the persons that will render the above functions to H&H are made available to H&H on a non-exclusive basis. However, pursuant to the terms of the H&H Management Services Agreement, all such persons are required to devote such time and effort as is reasonably necessary to fulfill the statutory and fiduciary duties applicable to them in performing such services.

On May 3, 2015, the H&H Management Services Agreement was modified to clarify the services to be provided and to adjust the annual fee in consideration of such services from $8.9 million to $10.6 million. Additionally, H&H reimburses SPH Services for all expenses incurred on H&H’s behalf in connection with the performance of the services under the H&H Management Services Agreement. During 2015, H&H reimbursed SP Corporate and its affiliates an aggregate of approximately $0.7 million for business expenses incurred on H&H’s behalf pursuant to the H&H Management Services Agreement. Effective February 23, 2016, SP Corporate assigned its rights and responsibilities under the H&H Management Services Agreement to its parent company, SPH Services, and H&H and SPH Services entered into an Amended and Restated Management Services Agreement to have SPH Services furnish the services to be provided pursuant to the H&H Management Services Agreement and to make certain other changes. The H&H Management Services Agreement provides that H&H is to indemnify and hold harmless SPH Services and its affiliates and employees from any claims or liabilities by a third party in connection with activities or the rendering of services under the H&H Management Services Agreement.

The H&H Management Services Agreement continues through December 31, 2016 and renews for successive one year periods, unless and until terminated in accordance with the terms set forth therein. Upon any such termination, a reserve fund will be established by H&H for the payment of expenses incurred by or due to SPH Services that are attributable to the services provided to H&H.

H&H’s Audit Committee approved the entry into the H&H Management Services Agreement. H&H’s Audit Committee concluded that the engagement of SP Corporate and SPH Services provides a cost effective solution to H&H for obtaining executive and other necessary services. The services provided under the H&H Management Services Agreement were formerly provided by employees of H&H. In negotiating and approving the H&H Management Services Agreement, H&H’s Audit Committee, consisting of its “independent” directors as defined by the rules of the NASDAQ Market, considered such issues as the scope of the services to be provided by SP Corporate and SPH Services to H&H, the pricing of any arrangement with SP Corporate and SPH Services and the limits of authority for the outsourced personnel.

Merger Agreement

On April 6, 2016, the Company, H&H, AcquisitionCo and Acquisition Sub entered into the Merger Agreement.  A summary of the Merger Agreement is contained in “Special Factors — Section 6 — The Merger Agreement and the Tender Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is hereby incorporated herein by reference.

The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about the Company, H&H, AcquisitionCo, Acquisition Sub or their respective subsidiaries or affiliates or stockholders. The Merger Agreement contains representations, warranties and covenants, that were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, H&H, AcquisitionCo or Acquisition Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or H&H. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company or H&H and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Tender Agreement

Concurrently with the execution of the Merger Agreement, DGT entered into a Tender Agreement (the “Tender Agreement”) with the Company, H&H, AcquisitionCo and Acquisition Sub pursuant to which DGT agreed to promptly tender into the Offer, and not withdraw from the Offer, 994,840 Shares, or 25.1% of the outstanding Shares.

The foregoing summary description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, which is filed as Exhibit (e)(2) to this Schedule and incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Overview

The Company’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. In considering the recommendations of the Board, including that stockholders tender their Shares into the Offer, stockholders should be aware of these interests. The Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed in Item 4 of this Schedule — The Solicitation or Recommendation — Background and Reasons for the Board Determinations.

Equity-Based Interests

The Company’s executive officers and directors have certain equity-based interests in the Offer and the Merger, which include the following:

•                  Each option to purchase Shares (“Option”) that is outstanding and unexercised will become fully vested and will as a result of the Merger, without any action on the part of the holder of such Option, be automatically cancelled and the holder will receive a cash payment (without interest), as soon as reasonably practicable following the Effective Time, equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of such Option and (ii) the number of Shares subject to such Option. Options with an exercise price that is equal to or greater than the Offer Price will be cancelled without any payment being made in respect thereof.

•                  Each restricted stock unit (“RSU”) that is outstanding will become fully vested and will as a result of the Merger, without any action on the part of the holder of such RSU, be automatically cancelled and the holder will receive a cash payment (without interest), as soon as reasonably practicable following the Effective Time, equal to the product of (i) the aggregate number of Shares subject to such RSU and (ii) the Offer Price.

•                  Each restricted Share will become fully vested and will as a result of the Merger, without any action on the part of the holder of such restricted Share, automatically be cancelled and the holder will receive a cash payment (without interest), as soon as reasonably practicable following the Effective Time, equal to the product of (i) the aggregate number of restricted Shares and (ii) the Offer Price.

In addition to the payments above, if the executive officers and directors of the Company who beneficially own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other holders of Shares. As of April 20, 2016, the executive officers and directors of the Company beneficially owned, in the aggregate, 239,205 Shares (which, for clarity, includes shares of capital stock of the Company issuable upon the exercise of Options (whether or not they are vested), settlement of RSUs or vesting of restricted Shares), which represents approximately 6.0% of the outstanding Shares.

The following table sets forth the approximate amount of the payments that each of the Company’s directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement pursuant to their stock and other equity compensation awards held as of April 20, 2016, which are payable as described above.

NAME	NUMBER OF SHARES (1)	CASH CONSIDERATION FOR SHARES ($)	NUMBER OF SHARES SUBJECT TO OPTIONS	CASH CONSIDERATION FOR OPTIONS ($)(2)	NUMBER OF RSUS	CASH CONSIDERATION FOR RSUS ($)	NUMBER OF RESTRICTED SHARES	CASH CONSIDERATION FOR RESTRICTED SHARES($)	TOTAL CASH CONSIDERATION FOR SHARES, OPTIONS AND RSUS
Executive Officers
William T. Fejes, Jr., Chief Executive Officer and President	4,621	184,840	88,887	1,496,758	11,155	446,200	—	—	2,127,798
Louis J. Belardi, Chief Financial Officer, Treasurer and Secretary	1,998	79,920	27,003	454,043	7,455	298,200	—	—	832,163

Directors(3)
James A. Risher	6,000	240,000	—	—	—	—	3,000	120,000	360,000
Avrum Gray(4)	42,578	1,703,120	—	—	—	—	3,000	120,000	1,823,120
Mark E. Schwarz	10,001	400,040	—	—	—	—	3,000	120,000	520,040
Glen M. Kassen	17,000	680,000	—	—	—	—	3,000	120,000	800,000
Warren G. Lichtenstein	7,507	300,280	—	—	—	—	3,000	120,000	420,280

(1)                                 Includes all Shares beneficially owned and excludes other compensation reported in other columns of this table.

(2)                                 As provided above, the cash consideration to each holder of Options is equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of such Option and (ii) the number of Shares subject to such Option. Options with an exercise price that is equal to or greater than the Office Price will be cancelled without any payment being made in respect thereof.

(3)                                 Before the closing of the Merger, it is anticipated that the Company will grant its directors an aggregate 15,000 restricted Shares pursuant to the 2008 Plan.  Such grants will be made as part of its annual awards in amounts consistent with past practice, and will become fully vested as a result of the Merger. These anticipated awards are not included in this table.

(4)                                 Includes 13,400 Shares held by 1993 GF Limited Partnership, of which the general partner is a corporation solely owned by Mr. Gray and 5,800 Shares held by AVG Limited Partnership, of which Mr. Gray is a general partner. Mr. Gray disclaims beneficial ownership of the shares held by 1993 GF Limited Partnership and AVG Limited Partnership.

Executive Agreements

The Company is party to an Employment Agreement with Mr. Fejes dated effective June 29, 2010 (the “Fejes Employment Agreement”).  Mr. Belardi is not party to a written employment agreement, but is a party to a Change-In-Control Agreement dated August 31, 2010, between him and the Company (the “Belardi Change-In-Control Agreement” and, together with the Fejes Employment Agreement, the “Executive Agreements”).  The respective Executive Agreements provide the opportunity for Messrs. Fejes and Belardi to receive certain benefits under certain termination and/or change in control circumstances, as described below. As provided in the Merger Agreement, the Executive Agreements will survive the Merger and remain in effect with the Surviving Corporation.

Under the terms of the Fejes Employment Agreement, if Mr. Fejes’ employment is terminated, at his or the Company’s election at any time due to his death or disability, due to the expiration or non-renewal of the Fejes Employment Agreement prior to his 65th birthday or for reasons other than cause or voluntary resignation, Mr. Fejes is entitled to receive certain accrued obligations (accrued vacation, expenses, benefits, etc.) and, provided he executes a general release, severance payments and benefits equal to: (i) one year of his base salary paid in installments in accordance with regular payroll practices; (ii) reimbursement for the premium associated with one year continuation of health insurance coverage pursuant to COBRA; (iii) immediate vesting of any options that are scheduled to vest within one year of the date of termination of employment, as provided for in the Fejes Employment Agreement; (iv) unpaid bonuses with respect to the fiscal year ending on or preceding the date of termination, if any, provided Mr. Fejes is employed on December 31 of that year and the bonus plan is in full force and effect; and (v) unpaid bonus through the termination or resignation date, if any, or, if the full bonus has not been earned, a pro-rata portion of such bonus, pursuant to the terms of the bonus plan.  All cash payments will be paid by the Surviving Corporation. All payments generally begin 60 days following termination of employment with the first payment for salary severance payments to include payment of any amounts otherwise due as of the date of termination. All payments and benefits that are not considered deferred compensation under Code Section 409A will be made as soon as administratively feasible after the general release becomes effective.

Under the Fejes Employment Agreement, Mr. Fejes is subject to certain non-solicitation and non-competition covenants during his employment and for one year after the termination of his employment.  Mr. Fejes is also subject to certain confidentiality covenants during his employment and at any time after. A breach or waiver of such covenants would be handled under the Fejes Employment Agreement.

Under the Belardi Change-In-Control Agreement, if Mr. Belardi’s employment is terminated without cause or if he terminates such employment for good reason, subject to the terms in the Belardi Change-in-Control Agreement, within one year of a change in control of the Company or the execution of a definitive agreement contemplating a change in control of the Company, whichever is later, Mr. Belardi will receive: (i) a payment equal to one times his annual salary paid in a lump sum (subject to appropriate withholding) and (ii) payment on his behalf of premiums associated with up to one year continuation of health insurance coverage pursuant to COBRA.  If such termination occurs, the Surviving Corporation will continue to pay premiums on behalf of Mr. Belardi for one year, as if Mr. Belardi was still an employee, for life insurance programs and other arrangements that the Mr. Belardi was participating in as of the date of termination, on the same terms and conditions as other employees under such plans.  All such cash payments, if any, will be paid by the Surviving Corporation.  Upon the effective date of the release by Mr. Belardi, the lump sum will be made 60 days following termination of employment, subject to certain regulations under Code Section 409A.

Under the Belardi Change-In-Control Agreement, Mr. Belardi is subject to a non-competition covenant during his employment and for one year after the termination of his employment.  If Mr. Belardi receives a payment in connection with a change in control, Mr. Belardi is also subject to a non-solicitation covenant.  A breach or waiver of such covenants would be handled under the Belardi Change-In-Control Agreement.

The descriptions of the Executive Agreements above are qualified in their entirety by reference to each Executive Agreement, which are filed as Exhibits (e)(7) and (e)(8), respectively, hereto and are hereby incorporated herein by reference.

The following table shows the potential severance payments for each of Messrs. Fejes and Belardi under his respective Executive Agreement, assuming each such executive officer’s employment is terminated by the

Company without “Cause” immediately after the Merger, and, to the extent applicable, assuming each such executive officer receives payment of his COBRA benefit for the full severance period for which he is eligible. The amounts shown in the following table are based on the compensation and benefits levels in effect on the filing date of this Schedule; therefore, if compensation and benefits levels are changed after such date, actual payments to an executive officer may be different than those provided below.   For amounts payable for the potential cash out value of equity awards held by each of Messrs. Fejes and Belardi, see the sections above entitled “Equity-Based Interests.”

NAME	POTENTIAL CASH SEVERANCE PAYMENTS (1)	POTENTIAL COBRA PREMIUM ASSISTANCE	TOTAL POTENTIAL SEVERANCE PAYMENTS UNDER EXECUTIVE AGREEMENTS
William T. Fejes, Jr.(2)	861,661	27,696	889,357
Louis J. Belardi (3)	287,000	27,696	314,696

(1) For purposes of calculating such potential cash severance payments, the Company assumed that the Effective Time occurs on April 20, 2016 and that Mr. Fejes and Mr. Belardi will be terminated without “cause.”

(2) Amount represents one times Mr. Fejes’ annual base salary and unpaid bonus pro-rated.

(3) Amount represents one times Mr. Belardi’s annual base salary.

Continued Benefits

The Merger Agreement provides that, for a period beginning upon the Effective Time and continuing through at least the first anniversary of the Effective Time, H&H will provide each employee of the Company or its subsidiaries who continues to be employed by H&H, the Surviving Corporation or any of their respective subsidiaries following the Effective Time (each a “Continuing Employee”) with, at H&H’s election, benefits on substantially the same terms as those provided to (i) similarly situated employees of H&H or (ii) such Continuing Employee by the Company immediately prior to the Effective Time.

H&H and the Surviving Corporation will ensure that, as of the closing of the Merger, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits) for service with the Company or any of its subsidiaries under each of the comparable employee benefit plans, programs and policies of H&H, the Surviving Corporation or the relevant subsidiary, as applicable, in which such Continuing Employee becomes a participant.  H&H also will credit to each Continuing Employee the amount of vacation time that such employee had accrued under any applicable benefit plan as of the closing of the Merger. Pursuant to the Merger Agreement, the Surviving Corporation will honor the Company’s existing employment and severance agreements as of the closing of the Merger.

Potential for Future Arrangements

To the Company’s knowledge, except for certain agreements described in this Schedule (or in the documents incorporated by reference herein) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and H&H, AcquisitionCo or Acquisition Sub, any of their affiliates, or the Company, on the other hand, existed as of the date of filing of this Schedule, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to the Company’s knowledge, been discussed as of the date of this Schedule, it is possible that additional members of the Company’s current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of H&H or its affiliates. Any such arrangements with the existing management team would not to be entered into until after the completion of the Offer and would not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Golden Parachute Compensation

This section sets forth the information regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to the Company’s named executive officers.

Messrs. Fejes and Belardi are entitled to severance payments and benefits under the terms of their Executive Agreement and Change-in-Control Agreement, respectively, as described above, in the event of certain terminations of either Mr. Fejes or Mr. Belardi in connection with the Merger and the transactions contemplated thereby.

The table below summarizes potential golden parachute compensation that Messrs. Fejes and Belardi could be entitled to receive from the Company if the Merger is consummated and for certain payments and benefits if such officer thereafter incurs a termination of employment under certain circumstances, as discussed below. The amounts indicated below are estimates based on various assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by Messrs. Fejes and Belardi may differ in material respects from the amounts set forth below.

For purposes of calculating such potential golden parachute compensation, the Company has assumed that the Effective Time occurs on April 20, 2016 and that Mr. Fejes and Mr. Belardi will be terminated without “Cause”. The amounts shown include Shares, Options and RSUs that are expected to vest before or in connection with the Merger. For a more detailed breakdown regarding such Shares, Options and RSUs, please see the discussion above.  The amounts shown in the following table are based on the compensation and benefits levels in effect on April 20, 2016; therefore, if compensation and benefits levels are changed after such date, actual payments to a named executive officer may be different than those provided below.

	GOLDEN PARACHUTE COMPENSATION
	CASH	EQUITY		PERQUISITES/ BENEFITS		TOTAL
William T. Fejes, Jr. (1)	861,661	1,942,958	(2)	27,696	(3)	2,832,315
Louis J. Belardi (4)	287,000	752,243	(5)	27,696	(3)	1,146,859

(1)                                 Under the terms of the Fejes Employment Agreement, if Mr. Fejes’ employment is terminated, at his or the Company’s election at any time due to his death or disability, due to the expiration or non-renewal of the Fejes Employment Agreement prior to his 65th birthday or for reasons other than cause or voluntary resignation, Mr. Fejes is entitled to receive certain accrued obligations (accrued vacation, expenses, benefits, etc.) and, provided he executes a general release, severance payments and benefits equal to: (i) one year of his base salary paid in installments in accordance with regular payroll practices; (ii) reimbursement for the premium associated with one year continuation of health insurance coverage pursuant to COBRA; (iii) immediate vesting of any options that are scheduled to vest within one year of the date of termination of employment, as provided for in the Fejes Employment Agreement; (iv) unpaid bonuses with respect to the fiscal year ending on or preceding the date of termination, if any, provided Mr. Fejes is employed on December 31 of that year and the bonus plan is in full force and effect; and (v) unpaid bonus through the termination or resignation date, if any, or, if the full bonus has not been earned, a pro-rata portion of such bonus, pursuant to the terms of the bonus plan.  All cash payments will be paid by the Surviving Corporation. All payments generally begin 60 days following termination of employment with the first payment for salary severance payments to include payment of any amounts otherwise due as of the date of termination. All payments and benefits that are not considered deferred compensation under Code Section 409A will be made as soon as administratively feasible after the general release becomes effective. If there is no termination in connection with the Merger, Mr. Fejes is not entitled to any additional cash compensation or COBRA coverage for the change in control.  See the description of the Fejes Employment Agreement under “Executive Agreements” above, which is incorporated herein.

(2)                                 Includes compensation for 88,887 Options and 11,155 RSUs.  As provided above, the Shares, Options and RSUs have been calculated as set forth under the section entitled “Equity-Based Interests” above. Does not include compensation for 4,621 Shares.

(3)                                 Includes COBRA coverage for one year for each of Messrs. Fejes and Belardi.

(4)                                 Under the Belardi Change-In-Control Agreement, if Mr. Belardi’s employment is terminated without cause or if he terminates such employment for good reason, subject to the terms in the Belardi Change-in-Control Agreement, within one year of a change in control of the Company or the execution of a definitive agreement contemplating a change in control of the Company, whichever is later, Mr. Belardi will receive: (i) a payment equal to one times his annual salary paid in a lump sum (subject to appropriate withholding) and (ii) payment on his behalf of premiums associated with up to one year continuation of health insurance coverage pursuant to COBRA.  If such termination occurs, the Surviving Corporation will continue to pay premiums on behalf of Mr. Belardi for one year, as if Mr. Belardi was still an employee, for life insurance programs and other arrangements that Mr. Belardi was participating in as of the date of termination, on the same terms and conditions as other employees under such plans.  All such cash payments, if any, will be paid by the Surviving Corporation.  Upon the effective date of the release by Mr. Belardi, the lump sum will be made 60 days following termination of employment, subject to certain regulations under Code Section 409A. If there is no termination in connection with the Merger, Mr. Belardi is not entitled to any additional cash compensation or COBRA coverage for the change in control. See the description of the Belardi Change-in-Control Agreement under the section entitled “Executive Agreements” above, which is incorporated herein.

(5)                                 Includes compensation for 27,003 Options and 7,455 RSUs.  As provided above, the Shares, Options and RSUs have been calculated as set forth under the section entitled “Equity-Based Interests” above. Does not include compensation for 1,998 Shares.

Director Compensation

The Company’s directors receive cash and equity compensation (typically restricted shares) each year for their service as directors.  Before the consummation of the Merger, it is anticipated that the Company will grant its directors an aggregate 15,000 restricted Shares pursuant to the 2008 Plan.  Such grants will be made as part of its annual awards in amounts consistent with past practice, and will become fully vested as a result of the Merger in the manner set forth in the section above entitled “Equity Based Interests.” Such grants have not been included in the tables above because they are not outstanding as of April 20, 2016.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by current law. Section 102(b)(7) of the DGCL permits a Delaware corporation to include in its charter a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.  The Company has included in its amended and restated certificate of incorporation (the “Charter”) and its bylaws (as amended, the “Bylaws”) provisions permitted by the DGCL relating to the liability of the Company’s directors and officers.  These provisions eliminate the personal liability of its directors and officers for monetary damages resulting from a breach of fiduciary duty to the fullest extent under the DGCL, require the Company to indemnify its officers and directors to the maximum extent permitted by applicable law, require the Company to indemnify employees and agents of the Company to the maximum extent permitted by applicable law, and permit the Company to advance expenses to any officer or director of the Company for expenses incurred in defending any proceeding to the extent permitted by applicable law.

The Company also has entered into indemnification agreements with each of its directors and with each of Messrs. Fejes and Belardi (the “Indemnification Agreements”).  The Indemnification Agreements contractually obligate the Company to indemnify each such director or officer, and to advance expenses on behalf of each such director or officer. The foregoing description of the Indemnification Agreements is qualified in its entirety by reference to the Form of Indemnification Agreement, which is filed as Exhibit (e)(6) hereto and incorporated herein by reference.

Under the Merger Agreement, the Surviving Corporation will indemnify the directors and officers of the Company and its subsidiaries for their acts and omissions occurring prior to the Effective Time, and will advance expenses as incurred, in each case, to the fullest extent permitted by applicable law.

The Merger Agreement provides that the Surviving Corporation will maintain in effect for six years from the Effective Time officers’ and directors’ liability insurance policies with coverage and in amounts that are no less favorable in the aggregate than those of the Company’s policies in effect as of the date the Merger Agreement was entered into (the “D&O Insurance”).  The Surviving Corporation, however, is not required to pay annual premiums for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such coverage.

If the annual premiums for such insurance coverage exceed 200% of such annual premium, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the dispositions of equity securities of the Company resulting from the Merger by each officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction thereunder.

Item 4.         The Solicitation or Recommendation

(a)                                 Solicitation or Recommendation

At a meeting held on April 6, 2016, acting on the unanimous recommendation of a special committee of the Board consisting solely of independent directors (the “Special Committee”), the Board unanimously (collectively, the “Board Determinations”):

(i)                                     determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger (the “Merger Agreement Transactions”)) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders;

(ii)                                  approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the Merger Agreement Transactions;

(iii)                               recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer; and

(iv)                              resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer.

Accordingly, for the reasons described in more detail below, the Board recommends that the Company’s stockholders tender their Shares pursuant to the Offer.

(b)                                 Background and Reasons for the Board Determinations

The following is a description of contacts between representatives of H&H (and its affiliates) and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. The chronology below covers only the key events leading up to the execution of the Merger Agreement and the other agreements related to the Offer and does not purport to catalogue every conversation between such representatives. For a review of H&H’s (and its affiliates’) activities relating to these contacts, please refer to the Schedule TO, including the information set forth under the sub-heading “Special Factors - Background of the Offer; Past Contacts or Negotiations with the Company.”

The Board and senior management of the Company periodically review the Company’s long term strategic plans with the goal of enhancing stockholder value.  As part of this on-going process, the Board and senior management of the Company have, from time to time, considered strategic alternatives that may be available to the Company, including potential commercial and strategic business partnerships, acquisitions, dispositions, new business lines and stock buybacks.

In late May 2014, Warren Lichtenstein, the Chairman and Chief Executive Officer of the general partner of Steel and a director of the Company, informed the Board that Steel, through an affiliate CoSine Communications, Inc. (“CoSine”), was interested in exploring a potential transaction to take the Company private.  CoSine was a publicly traded shell company with substantial net operating loss carryforwards and no meaningful current operations. In response, at a meeting on May 21, 2014, the Board, following the advice of its outside counsel, Olshan Frome Wolosky LLP (“Olshan”), regarding its legal duties in connection with considering any transaction, unanimously determined it was in the best interests of the Company and its stockholders unaffiliated with Steel and Mr. Lichtenstein to establish a special committee (the “2014 Committee”) of the Board consisting of the independent members of the Board, James Risher, Avrum Gray and Mark Schwarz.  The Board authorized the 2014 Committee to review any proposed transaction with CoSine and make a recommendation to the Board.  The Board also authorized the 2014 Committee to hire legal and financial advisors and directed William T. Fejes, Jr., the Company’s Chief Executive Officer and President, to negotiate a non-disclosure agreement with CoSine. Olshan promptly provided comments to a draft non-disclosure agreement supplied by CoSine counsel, including a requested standstill obligation prohibiting CoSine and its affiliates from, among other things, acquiring securities, proposing any extraordinary transaction, soliciting proxies to vote shares of the Company or joining a Section 13d “group” with respect to the Company without the Company’s consent.

In June 2014, the 2014 Committee determined to engage the law firm of Gardere Wynne Sewell LLP (“Gardere”) as the 2014 Committee’s independent legal advisor.  Both Mr. Schwarz and Mr. Risher had prior experience with Gardere, and Gardere also had previous special committee representation experience, including representation of a prior special committee of the Board. At the first meeting of the 2014 Committee with Gardere on June 13, 2014, Gardere provided an overview of the directors’ fiduciary duties as members of the 2014 Committee, reviewed and discussed the independence standards utilized by the Delaware courts and recommended a careful review of each 2014 Committee member to ensure he satisfied these standards.  Following such review, which concluded on approximately June 25, 2014 and included the completion and review of independence questionnaires by the directors, it was determined that — by virtue of his historical and current business relationships with Mr. Lichtenstein — there was a potential risk that Mr. Schwarz would not be considered independent for purposes of the 2014 Committee’s work and that it would be prudent for Mr. Schwarz to resign from the 2014 Committee.  Mr. Schwarz thereafter promptly resigned from the 2014 Committee.  It was also determined that Messrs. Risher and Gray had no significant conflicts that would impair their ability to act in the best interests of the Company and its stockholders.  The 2014 Committee also concluded that minor work that Gardere performed for a Steel subsidiary, Steel Excel Inc. (consisting of less than $5,000 in fees), did not compromise Gardere’s independence as 2014 Committee counsel.  In connection with initial meetings of the 2014 Committee, Gardere also advised that the 2014 Committee’s authority be expanded, including obtaining authorization to exclusively (i) negotiate the terms of any “going private” or alternative transaction, (ii) determine whether any such transaction is fair and in the best interests of the Company and its unaffiliated stockholders, (iii) reject any affiliate and third party proposals and (iv) conduct a full sale process if determined to be advisable.   The 2014 Committee also requested that the Board resolve that the Board would not authorize any transaction, whether with CoSine or an alternative thereto, without a favorable recommendation from the 2014 Committee.

Also in June 2014, the Company was contacted by a third party financial sponsor (“Third Party A”) that expressed a potential interest in purchasing the Company.

In July 2014, the Board formally granted the 2014 Committee its requested authority, including the right to conduct a full sale process.  Having considered the potential interest from Third Party A and based on guidance from Gardere, the 2014 Committee initiated a process to hire a financial advisor with appropriate experience and qualifications with a view to helping it explore potential strategic alternatives and, if appropriate,  launching a  sale process.  The 2014 Committee solicited financial advisor recommendations from various sources and interviewed three firms of national standing and reputation that regularly advised public companies of the Company’s size, including Houlihan Lokey Capital, Inc. (“Houlihan Lokey”).   The 2014 Committee raised numerous questions during the interviews, including, among others, questions regarding the firms’ experience advising special committees in similar situations and their prior relationships with the Company and Steel and its affiliates.  Following a review and discussions among the members of the 2014 Committee, including a review of Houlihan Lokey’s material relationships with Steel and its affiliates, the 2014 Committee selected Houlihan Lokey based upon Houlihan Lokey’s experience in advising special committees in similar situations, along with its industry experience in the Company’s business.  The 2014 Committee considered that, among other things, Houlihan Lokey had acted as financial advisor to JPS Industries, Inc. (“JPS”), less than a majority of whose outstanding shares of common stock were owned by Steel and its affiliates, in connection with (i) the sale of JPS’s Stevens Urethane division, which transaction closed in April 2014 and (ii) H&H’s unsolicited proposal commencing in 2011 to acquire the outstanding shares of JPS not owned by H&H; had acted as financial advisor to Black Hawk Energy Services, Inc.

in connection with the sale of substantially all of its assets to an affiliate of Steel in December 2013; had acted as financial advisor to the special committee of the board of directors of Steel Excel Inc., less than a majority of whose outstanding shares of common stock were at the time owned by Steel and its affiliates, in connection with the acquisition by Steel Excel Inc. of Sun Well Services, Inc., a subsidiary of a majority owned affiliate of Steel in May 2012; and had acted as financial advisor to the special committee of the board of directors of WebFinancial  Corporation, approximately 85% of whose outstanding shares were owned by Steel and its affiliates, in connection with the merger of WebFinancial Corporation with an affiliate of Steel in 2008. The 2014 Committee believed that Houlihan Lokey’s prior experience in advising parties, including special committees, with respect to transactions involving Steel and its current and former affiliates would be helpful to the 2014 Committee given the possibility of a negotiation with Steel and its affiliates. The 2014 Committee also believed that Houlihan Lokey would provide it with objective advice. Following its selection of Houlihan Lokey, the 2014 Committee, with the assistance of Gardere, proceeded to negotiate the terms of Houlihan Lokey’s engagement as the 2014 Committee’s financial advisor in connection with its review of strategic alternatives, including a possible sale.

Also in July 2014, Gardere assumed responsibility for the negotiation of the non-disclosure agreement with CoSine and had several communications with CoSine’s counsel. Gardere and CoSine’s counsel discussed the standstill obligation proposed by the Company to be included in the CoSine non-disclosure agreement, but CoSine objected to being responsible for the actions of all of CoSine’s “affiliates” (including Steel) under any such provision.  Gardere proposed that Steel execute a separate standstill and the matter was discussed with Leonard J. McGill, General Counsel of Steel.  Steel was not willing to agree to enter into a standstill.  After consultation with Gardere, the 2014 Committee agreed to exclude Steel from CoSine’s obligations and not require Steel to execute a separate standstill based on confirmation from Mr. Lichtenstein that Steel would strictly abide by the rules for any sale process that may be conducted.  The CoSine non-disclosure agreement was then completed and executed (as of July 9, 2014) and CoSine was granted access to a preliminary Company “dataroom” which had been organized by the Company.

Also in July 2014, prior to the Company entering into a non-disclosure agreement with Third Party A and permitting any due diligence by Third Party A, the 2014 Committee directed Mr. Fejes to request that Third Party A submit a written price range for a potential transaction based on public information in order to confirm that a transaction with Third Party A could be considered a viable alternative for the Company.  Third Party A subsequently provided in July an indication of interest for a potential transaction including a multiple range at approximately 5.75x to 6.0x enterprise value to EBITDA.

In August 2014, the 2014 Committee concluded negotiation of Houlihan Lokey’s engagement as the 2014 Committee’s financial advisor in connection with its review of strategic alternatives, including a possible sale, and directed Mr. Fejes to execute the Houlihan Lokey engagement letter.

Also in August 2014, the 2014 Committee reviewed a request from CoSine to use SP Corporate Services LLC, an affiliated management services arm of Steel, to assist it with due diligence work on the Company.  Because SP Corporate Services was then on retainer by the Company to assist the Company with its acquisition program and certain individuals who were expected to perform work for CoSine also performed strategic work for the Company, as a condition to its approval the 2014 Committee required that the work of SP Corporate Services on behalf of the Company be suspended by the Company pending the term of discussions with CoSine to mitigate any potential conflict of interest of SP Corporate Services.  The Company and SP Corporate Services agreed to such suspension.

On August 19, 2014, CoSine informed the Company that it was withdrawing its interest in a possible transaction.

On August 25, 2014, the 2014 Committee met to discuss potential strategic alternatives, including maintaining the status quo, growth through acquisitions (bolt-on or transformative), sale of one or more business segments, sale of entire business (going-private or sale transaction) and dividend recapitalization or share buyback.

At the request of the 2014 Committee, representatives of Houlihan Lokey reviewed Houlihan Lokey’s preliminary financial analyses with respect to the Company and certain strategic alternatives. Following such review and deliberation and notwithstanding the withdrawal of CoSine’s interest, the 2014 Committee determined to pursue a possible sale of the Company based on, among other things, the 2014 Committee’s view of the mergers and acquisitions market, the recent momentum in the Company’s operating performance and stock price and the perceived inability of the other potential strategic alternatives to create near term value.  The 2014 Committee authorized Houlihan Lokey to contact potential acquirors on its behalf.

On August 28, 2014, the 2014 Committee held a meeting to further discuss CoSine’s withdrawal of its interest in a possible transaction and its impact on the special committee process, including the necessity for the services of an independent committee.

In late August 2014, Mr. Fejes requested the ability to use SP Corporate Services LLC once again to assist the Company on acquisition matters, given that CoSine was no longer interested in a possible transaction with the Company.

In September 2014, the Board determined that, in light of the withdrawal of interest in a possible transaction from an affiliate of Steel, the services of an independent special committee were no longer warranted.  The Board determined, however, that a standing committee of the Board should continue to oversee the sale process.  Accordingly, the Board determined to reconstitute the 2014 Committee as a Mergers and Acquisitions Committee and, in light of CoSine’s withdrawal of interest in acquiring the Company, to add Mr. Lichtenstein, who was supportive of continuing the sale process, as its Chairman.  Since Mr. Lichtenstein had significant expertise in mergers and acquisitions, the Board agreed that his expertise would be particularly helpful to the committee in overseeing the sale process and evaluating a potential transaction and potential buyers.  In addition, since Mr. Lichtenstein was Chairman and Chief Executive Officer of the largest beneficial owner of the Company’s stock,  the Board agreed that his presence would favorably impact the marketing of the Company and would accurately indicate  to potential buyers that Steel was supportive of a transaction to sell the Company to a third party.  In connection with the reconstitution of the committee, the 2014 Committee determined that Mr. Lichtenstein would be provided all information with respect to the committee’s work (as the Mergers and Acquisitions Committee) going forward but not information in relation to the 2014 Committee’s analysis or discussion of CoSine’s proposal.

From September 2014 through November 2014, Houlihan Lokey, on behalf of the Company, contacted 47 prospective counterparties approved by the Mergers and Acquisitions Committee (39 financial sponsors and 8 strategic buyers), 26 of which were provided with confidential executive summaries and 18 of which conducted preliminary diligence.  Twelve non-binding indications of interest were received (with indicative price ranges from a low of $36 to a high of $48 per share) and formal management presentations were conducted with six of those parties.  Third Party A was one of the parties that submitted a non-binding indication of interest.

In December 2014, the Company received updated non-binding bids (ranging from $40 - $44 per share) from three parties, all financial sponsors, the only parties that communicated an ongoing interest in a potential acquisition of the Company.  The bids were all subject to substantial additional diligence (i.e., business, financial, accounting, environmental, etc.) and were based on levels of environmental liability exposure consistent with amounts accrued in the Company’s financial statements and described in recent reports furnished to the Company and made available to prospective bidders.  On December 22, 2014, following a strategic review session of the Board, the Mergers and Acquisitions Committee concluded that none of the bids were likely to lead to an acceptable proposal and decided to terminate the process. Important factors for the Mergers and Acquisitions Committee were that all of the bids were subject to meaningful diligence risk (including with respect to environmental matters) and, given that the parties submitting bids were all financial sponsors, were likely to be subject to the availability of financing. Houlihan Lokey’s engagement as financial advisor to the 2014 Committee was terminated by a letter to Houlihan Lokey dated March 11, 2015.

From December 2014 through May 2015 the Board reviewed the Company’s long-term strategic plans with the goal of enhancing stockholder value. In March 2015, the Company launched a “Dutch Auction” tender offer to purchase up to $20 million of shares of the Company’s common stock based on a price of $39.00-$42.00 per share.  Ultimately, 160,334 shares (3.9% of the outstanding shares of common stock) were purchased at a price of $42.00, and all shares tendered at or below $42.00 were purchased.

On May 28, 2015, at a meeting of the Board, Mr. Lichtenstein informed the Board that an affiliate of Steel was considering making a proposal to the Company with respect to a going private transaction.  Following the Board meeting on May 28, 2015, Messrs. Risher and Lichtenstein spoke separately by phone during which time Mr.

Lichtenstein conveyed to Mr. Risher that H&H, an affiliate of Steel, was potentially interested in pursuing a transaction.  Mr. Lichtenstein advised Mr. Risher that the consideration was anticipated to consist of a mix of cash and H&H stock.  Subsequently, on May 28, 2015, Mr. McGill delivered a form of merger agreement that H&H could consider by email to Mr. Risher, which provided for consideration in the form of a mix of H&H stock and cash (subject to a stock election by Steel).  The proposed structure was a one step merger subject to stockholder vote.  The purchase price in the agreement was left blank and the proposed agreement contained provisions for both a post-signing “go-shop” period and a “majority of the minority” voting condition. The draft agreement also required the affirmative recommendation of a special committee of the Board.

On June 1, 2015, Messrs. Risher and Gray held a preliminary call with Gardere to discuss its receipt of the draft merger agreement and the reconstitution of the special committee to evaluate any formal proposal by H&H (such committee, as reconstituted in June 2015, the “Special Committee”).  Messrs. Risher and Gray informed Gardere that, once the Special Committee was constituted, the directors desired to re-engage Gardere given its experience with the Company as part of the 2014 process involving CoSine.  On this call, Gardere reviewed the necessary steps for establishment of the Special Committee and recommended a new broad grant of authority to the Special Committee, including authorization to recommence a sale process if determined to be advisable and to invite unaffiliated third parties (including participants from the 2014 process) to make proposals for alternative transactions.

On June 9, 2015, a unanimous written consent was circulated to the members of the Board providing for the establishment of the Special Committee and granting the Special Committee the power and authority to (i) negotiate the terms of any “going private” or alternative transaction, (ii) determine whether any such transaction is fair and in the best interests of the Company and its unaffiliated stockholders, (iii) reject any affiliate and third party proposals and (iv) conduct a full sale process if determined to be advisable. The resolutions also provided that the Special Committee had the authority to waive any standstill obligations as deemed necessary. The consent provided that the Board would not authorize any transaction without a favorable recommendation from the Special Committee.

On June 11, 2015, Messrs. Risher and Lichtenstein met in New York to briefly discuss H&H’s interest in a  potential transaction.  Olshan separately informed Gardere that Olshan would be representing H&H.

On June 12, 2015, Gardere and Olshan discussed the role of Olshan in a potential transaction and a conflict waiver requested by H&H with respect to representation by Olshan.  Olshan proposed that, subject to the consent of the Special Committee, because Olshan served as principal outside counsel for the Company, a “conflict wall” would be implemented between the lawyers representing H&H and the lawyers that handled general outside counsel work for the Company for the purpose of ensuring that the Olshan team representing H&H would not be in receipt of any confidential information of the Special Committee or the Company with respect to a transaction.  Olshan and Gardere also discussed the fact that the Special Committee was being granted broad powers, which would enable Gardere to handle a substantial portion of the legal work on behalf of the Special Committee and the Company without a need to involve Olshan as regular outside counsel for the Company.

Also on June 12, 2015, the Company received an inquiry from a potential strategic buyer expressing interest in acquiring the Company’s MTI business.  This request was subsequently forwarded to the Special Committee.

On June 13, 2015, the Special Committee was formally re-established by written consent of the Board.

On June 15, 2015, Gardere requested that, for the purposes of their participation on the Special Committee, the independence of Messrs. Risher and Gray be re-confirmed and, to that end, that the Committee members re-review for accuracy, and make any required updates to, the independence questionnaires completed as part of the 2014 Committee process.  Messrs. Risher and Gray subsequently completed updated independence questionnaires and it was again determined that they had no significant conflicts that would impair their ability to act in the best interests of the Company and its stockholders.

On June 16, 2015, Mr. Risher received by email a written proposal from H&H (the “Initial H&H Proposal”).  The Initial H&H Proposal provided for a price of $43.00 to $45.00 per share and stated that it contemplated that Company stockholders other than Steel would be able to elect to receive cash or H&H stock, with Steel electing to receive all stock, subject to proration so that the aggregate consideration would consist of 55% cash and 45% H&H stock.  The Initial H&H Proposal letter further stated that the proposed transaction would enable stockholders to both “(1) realize immediate and certain value through the cash portion of the consideration and (2) receive a far more liquid security that would also allow stockholders to participate in the upside of a larger and financially stronger company.”  The Initial H&H Proposal letter also stated that the merger agreement would have a customary fiduciary out but no “go shop” due to the Company’s prior market check and was not subject to a financing condition.  Finally, the Initial H&H Proposal letter stated that H&H’s goal was to execute a merger agreement by no later than July 1, 2015.

Also on June 16, 2015, the Special Committee met telephonically to discuss the receipt of the Initial H&H Proposal.  It was discussed that, with Steel committed to elect stock, the effective cash/stock ratio for stockholders unaffiliated with Steel would be 73% cash and 27% stock.  The Special Committee also discussed and approved the Olshan conflict waiver and proposed arrangement to “wall off” its lawyers representing H&H.  It was discussed that a non-disclosure agreement should be entered into between the Company and H&H to adopt guidelines regarding information sharing between the Company and H&H and, in particular, to reinforce that non-public information regarding the Company should not be shared (a) by Steel affiliates (such as Mr. Lichtenstein and Mr. Kassan) who were on the Board with other representatives of H&H who were not involved with the Company or (b) between Olshan lawyers on either side of the “conflict wall.”

On June 17, 2015, the Special Committee held a telephonic meeting to further discuss the Initial H&H Proposal and invited Houlihan Lokey to attend. At the meeting, the Special Committee indicated its intent to re-activate its prior engagement letter with Houlihan Lokey to re-engage Houlihan Lokey as the Special Committee’s financial advisor in connection with a potential transaction given the firm’s experience and work with the 2014 Committee and the Mergers and Acquisitions Committee. Also at the meeting, Houlihan Lokey confirmed and updated its prior disclosures regarding its material relationships and transactional experience involving Steel and its affiliates.  Among other things, the Special Committee was informed that Houlihan Lokey had acted as financial advisor to JPS in connection with H&H’s then pending acquisition of the outstanding shares of common stock of JPS not owned by H&H following an unsolicited proposal from H&H. The Special Committee believed that Houlihan Lokey’s prior experience advising parties like JPS with respect to transactions with Steel and its affiliates would be helpful to the Special Committee and would not impair Houlihan Lokey’s ability to provide the Special Committee with objective financial advice.

On June 18, 2015, the Company, on behalf of the Special Committee, retained Houlihan Lokey as financial advisor to the Special Committee in connection with a potential transaction.

Also on June 18, 2015, Gardere received from Olshan an updated draft merger agreement reflecting the terms and conditions set forth in the Initial H&H Proposal.

Also on June 18, 2015, Steel filed an amended Schedule 13D with respect to the Initial H&H Proposal. The Company also confirmed receipt of the Initial H&H Proposal via press release and indicated that the Special Committee had been re-established to evaluate the Initial H&H Proposal.

On June 22, 2015, the Special Committee delivered a written response to H&H, through Olshan, confirming that the Initial H&H Proposal had been received and that the Special Committee would respond to H&H following its review of the Initial H&H Proposal.  The Special Committee subsequently met telephonically to discuss a communication received by a third party financial buyer that had participated in the 2014 process and submitted one of the three bids that were received prior to termination of that process.  The third party expressed disappointment that it had submitted a bid that was close to the level of the Initial H&H Proposal and that the process had been terminated.

From June 17, 2015 through June 24, 2015, Gardere and Olshan negotiated a non-disclosure agreement between the Company and H&H, including a six-month standstill obligation of H&H which would terminate if the Company entered into a transaction with another party.

On June 25, 2015, Gardere and Olshan spoke by phone and agreed that, because the Company had not yet made a decision to share additional information with H&H and the non-disclosure agreement contained a standstill obligation that would become effective upon execution, the Company and H&H would delay executing the non-disclosure agreement until a decision had been made to share such information with H&H.

On June 26, 2015, the Special Committee met telephonically to discuss the H&H standstill and protocols for handling stockholder communications regarding a possible transaction.  The Special Committee also determined to retain Delaware counsel.

On June 29, 2015, the Special Committee retained Potter Anderson & Corroon LLP (“Potter Anderson”) as Delaware counsel.  The Special Committee and advisors also communicated by email with regard to a preliminary timeline for next steps regarding the Initial H&H Proposal.

On June 30, 2015, the Special Committee met telephonically to discuss the desirability of an updated market check.  The Special Committee also discussed that Gardere had identified a minor assignment that Gardere had taken on for H&H approximately five years earlier and it was concluded that such minor assignment (involving immaterial hours and fees) did not compromise Gardere’s independence as Special Committee counsel.

On July 2, 2015, Mr. Risher received a call from Mr. Lichtenstein and advised Mr. Lichtenstein that Houlihan Lokey was acting as financial advisor to the Special Committee and that Houlihan Lokey would be in touch with representatives of H&H in due course.

On July 7, 2015, Mr. Fejes was contacted by a third party strategic buyer  (“Third Party B”) who expressed interest in a transaction.  While Third Party B had been contacted by Houlihan Lokey on behalf of the 2014 Committee as part of the 2014 process and declined to participate, Third Party B and its management team were familiar to the Company.  Mr. Fejes informed the Special Committee of Third Party B’s potential interest.  Houlihan Lokey, at the direction of the Special Committee, spoke to Third Party B, who expressed interest in potentially acquiring the Company’s MTI business and, possibly, a potential transaction for the Company.

On July 15, 2015, the Special Committee met telephonically. At the request of the Special Committee, representatives of Houlihan Lokey reviewed with the Special Committee its preliminary valuation analyses with respect to the Company.  The Special Committee also discussed the status of any preliminary communications and/or feedback from potentially interested third parties received before and after the June 18 public announcement of the Initial H&H Proposal.  The parties included both Third Party B and the other strategic buyer that contacted the Company on June 12 as well as financial sponsors that participated in the 2014 process. While Third Party B had expressed principal interest in acquiring MTI, the other strategic buyer indicated it was only interested in MTI and was not interested in pursuing an acquisition of the Company.  One of the financial sponsors was Third Party A, which indicated a willingness to re-engage in evaluating a potential transaction.  Of the other financial sponsors, one expressed interest principally in acquiring divisions of the Company, particularly MTE and MTI, a second expressed interest in pursuing a potential transaction but only on a proprietary/bi-lateral (i.e., non-marketed) basis and a third indicated it did not intend to pursue a transaction with the Company.  The Special Committee also discussed the benefit of an initial in-person meeting with H&H to discuss valuation.

On July 16, 2015, Gardere proposed an in-person meeting with H&H to discuss the Initial H&H Proposal and valuation.  Gardere informed Olshan that Mr. Risher would be contacting Mr. Lichtenstein directly to coordinate this meeting.

Later on July 16, 2015, Mr. Risher and Mr. Lichtenstein discussed by phone dates for a meeting between the Special Committee and representatives of H&H.

On July 22, 2015, the Company and H&H executed the non-disclosure agreement.

On July 26, 2015, members of the Special Committee met in person in New York at the offices of Olshan with representatives of H&H, including Mr. Lichtenstein, to discuss the Initial H&H Proposal.  At the request of the Special Committee, representatives of Houlihan Lokey were also in attendance to assist the Special Committee.  As part of the discussion, H&H was requested to consider revising the Initial H&H Proposal to an all cash transaction and to increase the price per share consideration.  At the meeting, the parties engaged in a discussion regarding their respective views on valuation and Houlihan Lokey reviewed materials prepared by it at the request of the Special Committee to assist the Special Committee in negotiating a higher price.

On July 30, 2015, Houlihan Lokey, on behalf of the Special Committee, had a phone call with Third Party B who indicated to Houlihan Lokey that its price range for the Company would be at the high end or above the Initial H&H Proposal offer range.

On August 4, 2015, the Company announced its operating results for the second quarter and six months ended June 30, 2015.  The Company reported that, for the quarter and six months ended June 30, 2015, its net income had declined 34.5% and 24.7%, respectively, and its EBITDA from continuing operations had declined 26.7% and 17.3%, respectively.

On August 5, 2015, the Company executed a non-disclosure agreement with Third Party B.

On August 10, 2015, the Special Committee met telephonically to discuss the inquiry by Third Party B and the desirability of sharing limited information in an effort to obtain a written proposal from Third Party B. The Special Committee determined to provide such information to Third Party B with a view to enabling Third Party B to include in its proposal an indicative price range for the Company, which would in turn enable the Special Committee to assess whether it could be competitive with H&H’s proposal and whether the Special Committee would be willing to provide additional information.

From August 13, 2015 through August 21, 2015, certain financial projections prepared by management of the Company and other information were shared with Third Party B, and Houlihan Lokey, on behalf of the Special Committee, and Third Party B had further discussions with a view to facilitating a firmer proposal from Third Party B.

On August 21, 2015, the Special Committee received a written indication of interest from Third Party B, which included a $46-$48 per share price range and a proposed 45-day exclusivity provision, subject to expense reimbursement if the exclusivity was breached and an alternative transaction was entered into by the Company within 6 months.

On August 23, 2015, the Special Committee met telephonically to discuss the written indication of interest received from Third Party B. The Special Committee determined not to grant exclusivity to Third Party B, but determined to continue to provide additional information, including access to Company management, to Third Party B with a view towards having Third Party B “firm up” and raise its price.

On August 25, 2015, Mr. Risher, on behalf of the Special Committee and with the participation of a representative of Houlihan Lokey, spoke with Mr. Lichtenstein by telephone and inquired as to the status of any revised proposal forthcoming from H&H.  Mr. Risher advised Mr. Lichtenstein that a third-party bidder (i.e., Third Party B), without identifying the bidder or the material terms of its indication of interest, had expressed interest in pursuing a potential transaction with the Company.  Mr. Lichtenstein indicated that H&H was continuing to review options to present a revised proposal for an all-cash transaction in light of the disappointing results announced by the Company at the beginning of the month.

On September 3, 2015, representatives of management of the Company provided an online management presentation to Third Party B and responded to diligence inquiries.

On September 4, 2015, the Special Committee met telephonically to determine how to proceed.  The Special Committee determined to advise H&H, without providing the identity of Third Party B, that the Special Committee was considering the possibility of entering into exclusivity with  Third Party B to permit the third party to complete due diligence.

On September 8, 2015, at the direction of the Special Committee, Houlihan Lokey informed Mr. Lichtenstein that the Special Committee was considering granting exclusivity to a third party (i.e., Third Party B), without identifying the bidder or the material terms of its indication of interest.  Mr. Lichtenstein gave no indication that H&H’s bid would be increased.  Following the call, the Special Committee met telephonically. At the request of the Special Committee, Houlihan Lokey summarized its call with Mr. Lichtenstein and the Special Committee discussed the process for moving forward with exclusivity with Third Party B.

On September 9, 2015, the Special Committee met again telephonically to consider a response to the proposed indication of interest submitted by Third Party B and determined to, among other things, request an increase in Third Party B’s proposed purchase price per share to $50.  Following the call, at the direction of the Special Committee, Houlihan Lokey communicated the Special Committee’s response to Third Party B.

On September 11, 2015, the Special Committee received a response from Third Party B to the Special Committee’s proposed revisions to the indication of interest.  Third Party B’s response included a price range of $48-50 per share.  At the request of the Special Committee, Houlihan Lokey held a follow up call with Third Party B to discuss the indication of interest and terms of its proposed exclusivity.

During the period beginning on the public announcement of the Initial H&H Proposal and ending September 16, 2015, Houlihan Lokey, at the direction of the Special Committee, contacted certain parties that had participated in the 2014 sale process, including the three parties that submitted updated non-binding bids in December 2014, to inquire of their interest in the Company.  While one such party that participated in the 2014 process (Third Party A) expressed preliminary interest in evaluating a potential transaction as part of a sale process, ultimately none of such parties contacted were interested in re-engaging to further consider a potential transaction.  In addition, during this time period, Houlihan Lokey, on behalf of the Special Committee, also responded to inbound inquiries from parties expressing potential interest in a transaction with the Company, although none of those parties elected to execute a non-disclosure agreement.

On September 16, 2015, the Special Committee directed Mr. Fejes on behalf of the Company to countersign the indication of interest from Third Party B.  The executed indication of interest provided for a binding exclusivity period commencing as of execution and ending October 20, 2015.  The exclusivity terms provided that the Company would reimburse the transaction expenses of Third Party B if the exclusivity was breached and the Company entered into a transaction within six months of the applicable breach.  On the same day, Mr. Risher informed the Board, including Mr. Lichtenstein, by email of the Company’s agreement to exclusivity with a third party (without identifying Third Party B) and, accordingly, the need for compliance with its terms.

From September 21, 2015 through October 13, 2015, Third Party B conducted significant diligence with respect to the Company’s business and operations, including tours of Company manufacturing facilities in the United States, Mexico, China and the UK.

On October 8, 2015, the Special Committee met telephonically to discuss the status of the due diligence work of Third Party B, including the potential need for an extension of exclusivity.  The Special Committee discussed that Third Party B had recently been provided with and was reviewing significant additional information with respect to environmental matters.

On October 16, 2015, the Special Committee met telephonically with Mr. Fejes to discuss updated management forecasts of revenue and EBITDA, which reflected a projected potential reduction in EBITDA for each of 2015, 2016 and 2017, and to discuss the impact of the oil price declines on the Company’s business.  The Special Committee also discussed the sharing of such information with Third Party B.

On October 19, 2015, at the direction of the Special Committee, Houlihan Lokey provided the Company’s downwardly revised revenue and EBITDA forecasts for 2015, 2016 and 2017 to Third Party B.

On October 26, 2015, the Special Committee met telephonically to discuss the status of diligence work of Third Party B, including Third Party B’s need for additional environmental work, and certain questions raised by Third Party B with respect to the Company’s updated forecasts.

On November 5, 2015, Third Party B informed the Special Committee that it was ceasing discussions with the Company.  Third Party B explained that, among other things, the Company’s SLPE and TEAL businesses (the “Noncore Businesses”) were well run, which left little room for Third Party B to improve them operationally, and that it also believed that it needed to conduct material additional environmental due diligence.  Third Party B indicated that it planned to sell the Noncore Businesses following a transaction and also cited the associated tax leakage and a resulting lower overall value to it.  As a result, Third Party B no longer had interest at the proposed price range and was not interested in submitting an updated proposal.

On November 6, 2015, the Company announced its operating results for the third quarter and nine months ended September 30, 2015.  The Company reported that, for the quarter and nine months ended September 30, 2015, its net income had declined 62.1% and 33.6%, respectively, and its EBITDA from continuing operations had declined 18.8% and 17.7%, respectively.  In addition, the Company significantly reduced its guidance for 2015 (which included the forecasted results of the newly acquired Torque Systems and Davall operations).  The Company announced that it anticipated full-year 2015 net sales, EBITDA and Adjusted EBITDA from continuing operations in the ranges of $196 million to $202 million (down from $228 million), $20.0 million to $21.0 million (as opposed to $21.5 million to $25.5 million), and $22.4 million to $23.4 million (versus prior guidance of $23.0 million to $27.0 million), respectively.

Also on November 6, 2015, the Special Committee met telephonically to discuss the cessation of discussions with Third Party B.  The Special Committee also discussed re-approaching H&H, which had not revised its proposal since the July 26, 2015 meeting in New York.

On November 9, 2015, Mr. Fejes was approached by a second potential strategic buyer (“Third Party C”), who requested a meeting with the Company to conduct preliminary due diligence.  The Special Committee was notified of the inquiry.

On November 10, 2015, Houlihan Lokey, on behalf of the Special Committee, and Third Party C had a discussion by phone regarding Third Party C’s potential interest in the Company. On the same day, at a meeting of the Board, Messrs. Risher and Gray briefly discussed the reasons for Third Party B terminating discussions with the Company.

On November 11, 2015, the Special Committee met telephonically. At that meeting, Houlihan Lokey summarized its November 10th call with Third Party C. The Special Committee directed Houlihan Lokey to contact H&H to discuss next steps to progress H&H’s proposal.

On November 13, 2015, representatives of the Company and Third Party C held an initial in-person meeting in New York at which time Third Party C expressed interest in the Company’s power businesses.  At the request of the Special Committee, representatives of Houlihan Lokey were also present at the meeting. Houlihan Lokey subsequently provided the Special Committee members with a verbal summary of the discussions at the meeting and informed the Special Committee that it had not received any follow-up from Third Party C.

On December 10, 2015, the full Board met for its annual strategic planning session, and the Special Committee members reported to the Board that discussions with third parties had continued.  Mr. Lichtenstein advised each of Mr. Fejes and Mr. Risher that a revised proposal with respect to the Company was being considered by H&H or a Steel affiliate.

On December 13, 2015, Mr. Risher requested that Houlihan Lokey assist the Special Committee in evaluating a potential breakup of the Company in which the motion and power segments would be sold to separate buyers, Third Party B and Third Party C, respectively.  Mr. Risher noted that one of the buyers would be required to acquire the corporation, including any legacy liabilities.

On December 19, 2015, Houlihan Lokey, on behalf of the Special Committee, and Mr. Lichtenstein discussed by phone the possibility of a revised acquisition proposal.

On December 21, 2015, the Special Committee met telephonically to discuss the recent communications from Mr. Lichtenstein with respect to the potential for a revised proposal.   The Special Committee discussed requesting from both Third Party B and Third Party C proposals for specific business segments they were interested in to determine whether a simultaneous transaction involving both parties would maximize value for the Company’s stockholders.  The Special Committee discussed that one of the buyers would need to acquire the stock of the Company to minimize overall tax leakage and to assume the environmental liability exposure. After further discussion, the Special Committee decided to request proposals for specific business segments of the Company from both Third Party B and Third Party C.

On December 28, 2015, Mr. Lichtenstein called Mr. Risher and discussed that H&H or a Steel affiliate was considering an all cash proposal regarding the Company but Mr. Lichtenstein indicated that the price would likely be revised downward in light of the revised outlook of the Company.

From December 29, 2015 through January 4, 2016, Houlihan Lokey, at the direction and on behalf of the Special Committee, had further discussions with Third Party B to determine its interest in acquiring segments of the Company.  Third Party B expressed interest and communicated that it would move quickly to provide a value range and timing. Houlihan Lokey, at the request of the Special Committee, provided Third Party B with updated 2016 divisional projections prepared by Company management.  Although Houlihan Lokey also reached out to Third Party C multiple times on the Special Committee’s behalf, Third Party C never responded, and there were no further discussions with Third Party C.

On January 14, 2016, the Special Committee met telephonically to discuss the status of discussions with Third Party B and Third Party C.  The Special Committee discussed that, among other things, Third Party B expressed concerns with the complexity of pursuing an acquisition of part of the Company and that Third Party C did not appear interested in moving forward with a potential transaction involving the Company.  The Special Committee also considered that Third Party B had suggested a value range for the Company’s MTI division that the Special Committee believed was too low to be acceptable, even assuming no tax leakage. The Special Committee also discussed whether it made sense to approach Mr. Lichtenstein to accelerate the process of obtaining any revised acquisition proposal.  The Special Committee discussed that an alternative was to terminate the sale process in its entirety.

Also on January 14, 2016, Messrs. Risher and Lichtenstein communicated by phone, and Mr. Lichtenstein requested a meeting with the Special Committee.

On January 26, 2016, the Company received an inquiry from a financial advisor to a non-US strategic buyer (“Third Party D”).  Third Party D subsequently executed a non-disclosure agreement with the Company and was furnished diligence information, including the Company’s revised projections.

On January 27, 2016, the Special Committee met telephonically to discuss the potential interest of Third Party D.  The Special Committee also discussed a possible acquisition by the Company of Third Party B, as a strategic alternative to an H&H sale transaction.  After review and discussion with the assistance of Houlihan Lokey, it was concluded that the acquisition of Third Party B was not attractive or advisable based on publicly available information about Third Party B.

On February 5, 2016, H&H delivered a revised written proposal to the Special Committee, together with a draft merger agreement.  The proposed price set forth in the proposal was $35.50 per share in cash. The draft merger agreement proposed a tender offer followed by a second step merger under DGCL 251(h) (which would permit a second-step merger without a stockholder vote so long as a majority of the outstanding shares were tendered) and a non-waivable “majority of the minority” condition to the tender offer. The draft merger agreement also included customary proposed termination rights and fees in the event of a termination of the merger agreement due to a superior third-party proposal or intervening events prompting the Board or Special Committee to change its recommendation of the transaction in the exercise of its fiduciary duties, and did not include a “go shop” provision given the sale process previously conducted by the Company.  H&H cited the “materially changed circumstances” at the Company since the Initial H&H Proposal as the reason for the reduction in price. H&H also requested a meeting with the Special Committee and its advisors to discuss the revised proposal.

On February 6, 2016, the Special Committee met telephonically to discuss the terms of the revised H&H proposal, including a preliminary discussion of its implied valuation.  The Special Committee noted that the proposal did not provide for a “go shop” and also noted that its most recent efforts in respect of a market check as well as the 2014 sale process reduced the likelihood that a go-shop would elicit a superior proposal. The Special Committee noted the inclusion of a non-waivable majority of the minority tender condition in the proposed merger agreement delivered by H&H.

On February 8, 2016, Steel amended its Schedule 13D to reflect the revised proposal, and on February 9, 2016, the Company issued a press release confirming receipt of the revised proposal.

On February 9, 2016, the Special Committee met telephonically to discuss a letter received by the Company (and forwarded to the Special Committee) from an institutional stockholder expressing frustration as to the lack of transparency with respect to the sale process.  The letter also proposed that the Company conduct a self-tender at $35.50 per share, which would permit stockholders who wished to do so to remain invested in the Company’s stock.

On February 10, 2016, the financial advisor of Third Party D informed the Special Committee via Houlihan Lokey that Third Party D would not be submitting a proposal with respect to a potential transaction.

In addition, on or around February 10, 2016, Third Party B contacted Houlihan Lokey and indicated it was interested in submitting a revised proposal to acquire the Company.

On February 14, 2016, Houlihan Lokey, on behalf of the Special Committee, received an updated indication of interest from Third Party B indicating a price of $39 per share in cash.

On February 16, 2016, the Special Committee met telephonically to discuss the updated indication of interest received from Third Party B and to discuss considerations relating to a proposed acquisition the Company was pursuing.  Mr. Fejes attended the meeting as a guest to discuss his perspective on a potential acquisition by the Company.

On February 17, 2016, the Board met to discuss the proposed acquisition by the Company (which acquisition ultimately did not occur).  Messrs. Risher and Gray briefly relayed the status of the Special Committee’s activities and discussions to Mr. Lichtenstein, without describing the identity of the third parties who had provided indications of interest or the material terms of such indications.

Also on February 17, 2016, the Special Committee met telephonically and further discussed the proposals it had received from H&H and Third Party B and determined to “dual track” discussions with both H&H and Third Party B.  The Special Committee further determined that Messrs. Risher and Gray would together call Mr. Lichtenstein to convey that H&H’s proposed price was not acceptable to the Special Committee.  Messrs. Risher and Gray then spoke to Mr. Lichtenstein later that day by phone to advise him that the H&H price was too low. Mr. Lichtenstein also had a follow-up call with Mr. Risher in which Mr. Lichtenstein reiterated a request for a meeting with the Special Committee.

On February 18, 2016, Gardere and Olshan spoke by phone and Olshan reiterated the interest of H&H in having an “all hands” meeting with the Special Committee and its advisors.  Olshan conveyed the desirability of having some exchange of views on value prior to delivering a revised proposal in response to Messrs. Risher and Gray’s communications. Also on February 18, 2016, Mr. Gray was contacted by a representative of H&H requesting a meeting with the Special Committee.

On February 19, 2016, the Special Committee met telephonically to receive an update regarding contacts with H&H and Third Party B.  The Special Committee determined to re-open the data room to Third Party B on the basis of feedback from its Chief Executive Officer as to Third Party B’s interest in pursuing a transaction, with a primary focus of having Third Party B complete its environmental diligence.   The Special Committee also determined to schedule a meeting with H&H.  The Special Committee also discussed that the Company received a call from the principal of one of the Company’s largest unaffiliated stockholders (the “Large Unaffiliated Holder”), requesting to speak to the Special Committee.  The Special Committee directed Houlihan Lokey to contact the Large Unaffiliated Holder on its behalf.

Later on February 19, 2016, Houlihan Lokey, at the direction of the Special Committee, and representatives of H&H had a call to discuss H&H’s February 2016 proposal.   A representative of H&H requested that the Special Committee provide a response on both the proposed purchase price and merger agreement terms, so that H&H could evaluate the Special Committee’s position in its entirety.  In addition, on February 19, 2016, Houlihan Lokey, at the direction of the Special Committee, spoke by phone with the representative of Large Unaffiliated Holder, who conveyed his view that an offer for the Company should be presented directly to the Company’s stockholders.

On February 25, 2016, Houlihan Lokey, at the direction of the Special Committee, telephoned a representative of H&H and advised him that the Special Committee was prepared to meet in-person to engage in further discussion regarding price and material terms of the proposed merger agreement.

Also on February 25, 2016, the Special Committee met telephonically.  At that meeting, updated materials prepared by Houlihan Lokey to assist the Special Committee in negotiating a higher price were reviewed and discussed with the Special Committee. Houlihan Lokey discussed the fact that the materials were intended to be used for negotiation purposes with H&H to obtain a higher offer and, among other things, reflected certain financial adjustments which would not be reflected in subsequent analyses provided to the Special Committee by Houlihan Lokey to assist the Special Committee in evaluating a potential transaction.  The Special Committee also discussed the benefit of having additional information from Third Party B regarding its interest in the Company prior to meeting with H&H and reviewed the status of the due diligence activities of Third Party B.  The Special Committee also discussed feedback provided by the Large Unaffiliated Holder that an offer for the Company should be presented directly to the Company’s stockholders.

On February 27, 2016, Mr. Risher had a phone call with a representative of the Large Unaffiliated Holder who reconfirmed his view that an offer for the Company should be presented directly to the Company’s stockholders and also emphasized that a transaction would have the benefit of enabling stockholders to obtain liquidity given the thin trading volume of the Company’s shares.

On March 2, 2016, the Special Committee met telephonically in preparation for a meeting scheduled for March 3 with H&H and its advisors.  The Special Committee, with the assistance of its legal and financial advisors, reviewed overall strategy with a view to obtaining a material increase in price from H&H.  The Special Committee also discussed Mr. Risher’s call with a representative of the Large Unaffiliated Holder and his views.

On March 3, 2016, the members of the Special Committee met in person with H&H at Steel’s offices in New York.  H&H attendees included Mr. Lichtenstein, Mr. McGill, other representatives of H&H and representatives from Olshan. At the request of the Special Committee, representatives of Gardere and Houlihan Lokey were also in attendance.  At the direction of the Special Committee, Houlihan Lokey reviewed the materials that Houlihan Lokey had prepared at the request of the Special Committee to assist the Special Committee in negotiations to obtain a higher offer from H&H.  At the meeting, Messrs. Risher and Gray told Mr. Lichtenstein that the Special Committee wanted a purchase price of at least $42 per share in cash.  While indicating that a two-step (tender offer followed by merger) structure under Section 251(h) of the DGCL would be acceptable, Gardere raised certain material issues regarding H&H’s proposed draft merger agreement. Among other things, Gardere requested a “window shop” provision, a reduction in the termination fee payable to H&H in the event the Company were to enter into a superior proposal, a narrowing of circumstances in which termination fees would be paid to H&H, increasing the percentage of holders seeking appraisal that would permit H&H not to close, a request for a reverse termination fee payable to the Company in the event that H&H breached the agreement and more limited representations and warranties in light of Steel’s familiarity with the Company’s business.   H&H requested follow-up on certain items, such as information on transaction fees, change of control payments and the impact of equity awards.  Following such meeting, Mr. Lichtenstein and the members of the Special Committee met, during which meeting Mr. Lichtenstein suggested that H&H may be willing to consider a price of $39 per share. That price was rejected by the Special Committee and, after further discussions, Mr. Lichtenstein suggested that H&H may be willing to consider a price of $40 per share but would not go higher than that.  The evening of March 3, Mr. Risher spoke again with Mr. Lichtenstein, by phone, to encourage H&H to raise its offer price.

On March 7, 2016, the Special Committee met and discussed recent communications with Mr. Lichtenstein and the Special Committee’s request to Mr. Lichtenstein that H&H agree to pay $42 per share.  The Special Committee also discussed additional feedback received regarding the interest level of Third Party B.

On March 10, 2016, Houlihan Lokey, at the request of the Special Committee, and representatives of H&H had a further discussion regarding information requested by H&H.  H&H’s representative reiterated that H&H was not willing to pay more than $40 per Share, subject to negotiation of a merger agreement containing acceptable terms and conditions.

On March 11, 2016, Mr. Risher had a phone call with Mr. Lichtenstein.  Mr. Risher discussed that the Company’s 2015 “Dutch Auction” tender offer occurred at $42 and accordingly he believed that $42 per Share would be a more appropriate price for a transaction.  Mr. Lichtenstein stated that H&H would consider $40 per share but nothing higher.

On March 15, 2016, the Company announced its operating results for the full year ended December 31, 2015.  The Company reported that, for the year ended December 31, 2015, its net income had declined 43.4% compared to net income for the year ended December 31, 2014 (primarily due to recording a loss from discontinued operation in 2015 compared to income from discontinued operations in 2014) and its EBITDA from continuing operations had declined 6.8%.  The Company announced that it anticipated full-year 2016 Net Sales, EBITDA and Adjusted EBITDA from continuing operations in the ranges of $194 million to $237 million, $22.7 million to $27.7 million, and $23.8 million to $28.8 million, respectively.

Also on March 15, 2016, the Special Committee met telephonically to discuss the status of further price discussions with H&H and the status of discussions with Third Party B.  Mr. Risher reviewed his discussions with Mr. Lichtenstein.  The Special Committee directed Houlihan Lokey to contact H&H and indicate that the Special Committee believed $42 per share was an acceptable price.  Houlihan Lokey also updated the Special Committee regarding communications with the Chief Executive Officer of Third Party B, including its expected delivery of an updated offer.

On or around March 16, 2016, Houlihan Lokey, on behalf of the Special Committee, and Third Party B discussed the status of Third Party B’s continuing review of the Company. Third Party B communicated that Third Party B had made progress on its environmental due diligence and that it planned to provide an updated price at the end of the week.  Third Party B communicated that this price was expected to be at least $39 per share.

On March 16, 2016, Houlihan Lokey, on behalf of the Special Committee, received a phone call from a representative of H&H requesting confirmation that $40 per share would be acceptable to the Special Committee.  The H&H representative informed Houlihan Lokey that if the Company could not agree to proceed based upon a price of $40 per Share (subject to negotiation of a merger agreement containing acceptable terms and conditions), then H&H would withdraw its acquisition proposal.

Also on March 16, 2016, the Special Committee met telephonically to review recent communications from H&H as well as an update on discussions with Third Party B.  The Special Committee determined that Messrs. Risher and Gray would call Mr. Lichtenstein and convey once again that H&H needed to offer $42 per share.  Mr. Risher and Mr. Lichtenstein subsequently spoke by phone and Mr. Risher conveyed that H&H needed to offer $42 per share, but Mr. Lichtenstein reiterated that H&H would not pay more than $40 per share.  Houlihan Lokey, at the direction of the Special Committee, also conveyed by phone to a representative of H&H the same message that H&H needed to offer $42 per share.

On March 17, 2016, the Special Committee met telephonically to discuss the status of price discussions with H&H, including the most recent call between Mr. Risher and Mr. Lichtenstein.  The Special Committee directed Houlihan Lokey to request that Third Party B increase its existing offer.  Houlihan Lokey informed the Special Committee that it expected to receive additional information from Third Party B as to its financing plans and timeline.

On March 18, 2016, Houlihan Lokey spoke by phone with Third Party B who reconfirmed its $39 per share price but signaled the possibility of a downward reduction following completion of due diligence.  Third Party B indicated that it believed there was meaningful potential exposure with respect to environmental liabilities and would need to complete a number of time-consuming Phase I and Phase II environmental studies in order to fully assess this potential exposure. Third Party B also conveyed that it would not want to take any financing risk in a potential transaction and, while it would consider a reverse termination fee, any offer would be subject to a financing contingency. The Special Committee subsequently met telephonically to discuss the feedback from Third Party B.   The Special Committee determined that it was not willing to move forward at Third Party B’s proposed purchase price and given the substantial uncertainties associated with its proposal and the potentially material out-of-pocket expenses that would be borne by the Company in connection with Third Party B’s continued due diligence. The Special Committee’s determination was subsequently communicated to Third Party B at the Special Committee’s direction.  At the March 18 meeting, recognizing that H&H was not willing to consider a price in excess of $40 per share, the Special Committee determined to evaluate the alternative of terminating the sale process in lieu of a transaction at a price of $40 per share.

On March 20, 2016, Mr. Risher met with Mr. Fejes to discuss the Company’s business, opportunities, prospects, limitations and risks.  Mr. Risher and Mr. Fejes discussed the Company’s sale process, including that at the time of terminating the 2014 sale Process, the limited number of indications of interest for the Company remained subject to significant additional work (including environmental diligence) and the fact that, most recently, Third Party B was taking significant time, and proposing to burden the Company with material out of pocket expenses, to complete its diligence in order to assess environmental exposure.  Mr. Risher and Mr. Fejes further discussed that, based on public market valuation and feedback from certain parties (including Third Party B, who had communicated, among other things, it was most interested in one or two segments and would want to divest noncore businesses if it acquired the Company), the “market” appeared to be concluding that a valuation discount should be applied to the Company based on environmental risks and because the Company was not a “pure play” and, instead, had several businesses which were each arguably subscale for a public company.  Finally, Mr. Risher and Mr. Fejes discussed that the trading price of the Company’s stock — then in the low thirties — might be expected to fall further if the sale process was terminated and that significant appreciation would need to occur to reach the level ($40) that H&H was indicating it was willing to pay, but that there were no clear catalysts for the Company to achieve that price in the absence of a transaction.  Mr. Risher subsequently updated Mr. Gray on Mr. Risher’s discussion with Mr. Fejes.

On March 22, 2016, the Special Committee held a telephonic meeting and discussed its views and conclusions with respect to the possibility of terminating the sale process and proceeding on a stand-alone basis, or engaging in a transaction at $40 per share with H&H.   The Special Committee discussed the significant challenges of obtaining third party offers (including in light of uncertainties for bidders relating to environmental issues) and the fact that none had emerged to date that were superior to the price that H&H indicated it was willing to pay, the significantly greater certainties inherent in an H&H transaction by virtue of its familiarity with the Company, the absence of obvious near-term catalysts to drive stock price appreciation and overall market valuation of the Company.  The Special Committee and its advisors discussed structural alternatives that could ensure a transaction had strong support of stockholders (including the support of smaller stockholders for whom pursuit of appraisal rights could be expensive or not prudent) and have the secondary benefit of potentially helping the Special Committee negotiate a higher price from H&H, such as a higher required acceptance threshold by the unaffiliated stockholders.  The Special Committee determined to respond to H&H by tentatively agreeing to a $40 per share price subject to a nonwaivable 60% supermajority of the minority tender condition and an acceptable merger agreement.  Houlihan Lokey, at the direction of the Special Committee, subsequently spoke to a representative of H&H by phone to convey the Special Committee’s response.  That evening representatives of Gardere and Olshan had a call to discuss further the terms and conditions of the merger agreement.

On March 23, 2016, Gardere delivered a revised draft of the merger agreement to Olshan, which included a 60% acceptance threshold by holders unaffiliated with H&H as a condition to closing (the “Supermajority of the Minority Condition”).  The Gardere draft also addressed, among other things, the other tender offer conditions (including the percentage of holders seeking appraisal that would permit H&H not to close), the “fiduciary out” provisions and termination rights, termination fees, expense reimbursement and representations and warranties.

From March 23, 2016 through March 30, 2016, Gardere and Olshan engaged in discussions and negotiations regarding the terms of the merger agreement.

On March 24, 2016, at the direction of the Special Committee, Houlihan Lokey and representatives of H&H had a discussion regarding the terms of the merger agreement.

On March 25, 2016, Olshan provided a revised draft of the merger agreement to Gardere.

On March 26, 2016, the Special Committee met telephonically to review outstanding issues on the merger agreement raised by the revised draft from Olshan.

On March 28, 2016, Gardere, Potter Anderson (Delaware counsel to the Special Committee), Olshan and Young Conaway Stargatt & Taylor, LLP (Delaware counsel to H&H) met by phone to discuss the Special Committee’s requested Supermajority of the Minority Condition.  Olshan conveyed that H&H would be willing to agree to the Supermajority of the Minority Condition subject to receiving expense reimbursement if a majority of holders tendered in the Offer but not 60% of the unaffiliated holders.  The legal teams also discussed that the requirement for both the requested Supermajority of the Minority Condition and a high threshold for a condition relating to exercise of appraisal rights would be unnecessary as a practical matter. Later that day, Olshan reiterated the position to Gardere that H&H would agree to the Supermajority of the Minority Condition if H&H was reimbursed for expenses in the event the condition was not satisfied, and Houlihan Lokey, at the direction of the Special Committee, and representatives of H&H also had a discussion regarding this proposal.

On March 29, 2016, the Special Committee met telephonically to discuss the status of discussions on the merger agreement, including the Supermajority of the Minority Condition.

Also on March 29, 2016, Houlihan Lokey, at the direction of the Special Committee, spoke by phone with a representative of H&H to discuss the outstanding material merger agreement terms, including (1) the Supermajority of the Minority Condition and H&H’s request for expense reimbursement, (2) the Special Committee’s request for a reverse termination fee payable by H&H to the Company in certain circumstances, (3) the amount of the termination fee payable to H&H if the Company terminated the merger agreement to accept a superior proposal and in certain other circumstances and (4) the appraisal rights condition.  At the direction of the Special Committee, it was suggested on the call that H&H agree to the Supermajority of the Minority Condition (but with no expense reimbursement in the event of a failure of this condition) in exchange for (a) no reverse termination fee in favor of the Company (which the Company was unlikely to elect in lieu of damages for a breach), (b) a 3% termination fee payable to H&H if the Company terminated the merger agreement to accept a superior proposal and in certain other circumstances and (c) a 10% appraisal threshold.  That evening, Olshan delivered a revised draft of the merger agreement reflecting these terms. Gardere delivered draft disclosure schedules to the merger agreement.

On March 30, 2016, the Special Committee met telephonically to review the compromise proposed by the revised Olshan draft delivered the prior evening and determined to accept the approach reflected in the Olshan draft, subject to certain refinements on other terms. Gardere subsequently delivered a revised draft of the merger agreement to Olshan together with a draft tender agreement obligating DGT Holdings Corp., (“DGT”) the Steel affiliate that was the Company’s largest stockholder, to tender its shares in the tender offer.  The same evening Olshan delivered a further revised draft of the merger agreement addressing limited remaining issues.

On March 31, 2016, Gardere and Olshan discussed and reviewed potential public and employee communications in respect of the transaction.  Olshan also delivered to Gardere some limited comments on the DGT Holdings Corp. tender agreement.

On April 1, 2016, the Special Committee met telephonically to, among other things, consider the proposed transaction.  Representatives of Gardere reviewed the status of negotiations, the proposed resolution of remaining issues and the Special Committee’s duties in connection with its evaluation of the proposed H&H transaction. At the request of the Special Committee, representatives of Houlihan Lokey then reviewed and discussed its preliminary financial analyses with respect to the Company and the proposed transaction.   After further discussion amongst members of the Special Committee and its advisors, the Special Committee concluded the meeting, determining to continue to review the preliminary financial analyses and other matters discussed at the meeting over the ensuing weekend.  Both Houlihan Lokey and Gardere indicated that they would be available to respond to any questions from members of the Special Committee with respect to the information discussed at the meeting or otherwise with respect to the proposed transaction.

On April 1, 2016 and April 4, 2016, representatives of the Company, H&H, Gardere and Olshan discussed the disclosure schedules to the merger agreement and certain due diligence matters related thereto, and the parties finalized the disclosure schedules.

The Special Committee met on April 4, 2016.  The Special Committee, with the assistance of its legal and financial advisors, engaged in further review and discussion regarding the proposed H&H transaction.  Gardere then summarized the material terms of the proposed form of merger agreement, including, among other things, the two step structure of the transaction (including the agreement by DGT to tender its shares), the conditions to the tender offer  (including the Supermajority of the Minority Condition and the minimum majority acceptance condition), termination rights (including the Special Committee’s ability to terminate the merger agreement in connection with a superior proposal),  termination fees and the circumstances in which such fees would become payable, remedies, the material adverse effect definition and representations and warranties generally.  At the request of the Special Committee, Houlihan Lokey then reviewed and discussed its financial analyses with respect to the Company and the proposed transaction. Following discussion of Houlihan Lokey’s financial analyses and at the request of the Special Committee, Houlihan Lokey verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated April 4, 2016), as to, as of such date, the fairness, from a financial point of view, to the Unaffiliated Stockholders of the consideration to be received by the Unaffiliated Stockholders in the Offer and the Merger pursuant to the Merger Agreement.  For purposes of Houlihan Lokey’s opinion, the term “Unaffiliated Stockholders” referred to the holders of Company common stock, other than H&H, AcquisitionCo, Acquisition Sub and their respective affiliates, including, without limitation, DGT, SPH Group Holdings LLC, Steel, Mr. Lichtenstein and Mr. Kassan.  After further discussion, the Special Committee unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were advisable and fair to and in the best interests of the Company and its unaffiliated stockholders, unanimously resolved to recommend the proposed transaction to the Board and recommend that the Board adopt resolutions approving and declaring the advisability and fairness of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the merger agreement and recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.  The Special Committee also unanimously authorized its legal advisors to finalize definitive documentation for the proposed transaction substantially in the form presented to the Special Committee.

On April 5, 2016, the Board met to receive the recommendation and report of the Special Committee with respect to the transaction. Following the convening of the Board meeting, Messrs. Lichtenstein and Kassan, along with Olshan, recused themselves from the meeting, and Messrs. Risher and Gray, together with Houlihan Lokey and Gardere at the Special Committee’s request, reviewed the Special Committee’s recommendation and its process of evaluating and negotiating the transaction with Mr. Schwarz.   Houlihan Lokey answered questions regarding its advice to the Special Committee.  Following discussion, in order to provide additional time for the Board to fully consider, and complete its review of, the Special Committee’s recommendation and its process of evaluating and negotiating the transaction, it was determined that the Board would reconvene the following day.

On April 6, 2016, the Board reconvened to review the Special Committee’s recommendation, including its determination that the Merger Agreement, the Offer, the Merger and other transactions contemplated by the Merger Agreement were advisable and fair to and in the best interests of the Company and its unaffiliated stockholders and its process of evaluating and negotiating the transaction.  Messrs. Lichtenstein and Kassan, along with Olshan, remained recused from the Board meeting during the pendency of this discussion.  The Special Committee reviewed the terms of the Merger Agreement at length with Mr. Schwarz, and Houlihan Lokey and Gardere answered further questions regarding the Special Committee’s recommendation and process.  Following discussion, Messrs. Lichtenstein and Kassan rejoined the Board meeting, and the Board, among other things, unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the tender agreement) and the transactions contemplated by the Merger Agreement, (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer, with Messrs. Lichtenstein and Kassan voting solely in accordance with the recommendation of the Special Committee.

On the evening of April 6, 2016, the applicable parties executed the Merger Agreement and the tender agreement.

On April 7, 2016, the execution of the Merger Agreement was publicly announced.

The Special Committee; Reasons for its Determinations

Upon learning of the potential interest of H&H in acquiring the Company in June 2015, the Board determined that it was advisable and in the best interests of the Company and its stockholders to reconstitute the Special Committee consisting only of independent directors for the purpose of evaluating any H&H proposal and alternative transactions. The Board appointed James Risher and Avrum Gray as members of the Special Committee.

The Board delegated full power and authority to the Special Committee in connection with its evaluation of any H&H proposal and third party alternatives, including the full power and authority to take any and all actions with respect to any consideration, deliberation, examination, investigation, analysis, assessment, evaluation, response, negotiation, termination, acceptance or rejection on behalf of the Company of (a) any proposed transaction (including, without limitation, in respect of any “going private” or control transaction) with an affiliate of Steel or (b) any proposed alternative transaction with any party not affiliated with the Company (the transactions referred to in clauses (a) and (b) are hereinafter collectively referred to as a “Potential Transaction”) and, in any case, any modification, variation, substitute or supplement of any proposal in respect of a Potential Transaction.

Among other things, the Special Committee was also expressly granted the exclusive authority to: negotiate and approve all documentation relating to a Potential Transaction and the execution thereof by the Company’s officers so authorized; determine whether a Potential Transaction is fair to, and in the best interests of, the Company and its stockholders that are not affiliated with Steel or any other third parties to a Potential Transaction; reject any proposal with respect to a Potential Transaction or to terminate (or not commence) any discussions with any affiliate of Steel or any other third parties and their respective affiliates and representatives in respect of a Potential Transaction; consider and pursue any number of Potential Transactions, including, without limitation, initiating and conducting a new sale process if determined to be advisable or required, and exercise all of the foregoing powers in respect of any proposal received as part of such process; and invite third parties (including, without limitation, any bidders who participated in the Company’s 2014 process) to make proposals for Potential Transactions.  The Board also resolved that it would not authorize a Potential Transaction or recommend a Potential Transaction for acceptance or approval by the Company’s stockholders, or otherwise approve a Potential Transaction, unless and until the Special Committee has determined that such Potential Transaction is in the best interests of the Company and its stockholders.

The Special Committee, at a meeting held on April 4, 2016, unanimously:

i.                  approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (for the purposes of this section, all references to the “Merger Agreement Transactions” refer to the transactions contemplated by the Merger Agreement, including the Offer and the Merger);

ii.               determined that the Merger Agreement (in substantially the form presented to the Special Committee) and the Merger Agreement Transactions, including the $40.00 per share Offer price and the $40.00 per share Merger consideration, are fair to and in the best interests of the Company and the Company’s unaffiliated stockholders (for purposes of this section, the “unaffiliated stockholders” means the Company’s stockholders other than H&H, its subsidiaries party to the

Merger Agreement and their respective affiliates, including, without limitation, DGT, SPHG Holdings, Steel, Warren G. Lichtenstein and Glen M. Kassan); and

iii.            resolved that the Special Committee recommend the Merger Agreement and the Merger Agreement Transactions to the Board and recommend that the Board adopt resolutions:

A.            approving the Merger Agreement and the Merger Agreement Transactions;

B.            determining that the Merger Agreement and the Merger Agreement Transactions are advisable and in the best interests and fair to the Company and its unaffiliated stockholders and that the Company enter into the Merger Agreement and consummate the Merger Agreement Transactions on the terms and subject to the conditions set forth in the Merger Agreement;

C.            recommending to the stockholders of the Company that they accept the Offer and tender their Shares pursuant to the Offer; and

D.            that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance time of the Offer.

In reaching its determinations, the Special Committee consulted with and received the advice of its financial and legal advisors, discussed certain issues with the Company’s senior management team and considered a number of factors that the Special Committee believed supported the decision to recommend the Merger Agreement and the Merger Agreement Transactions, including, but not limited to, the following material factors:

•                  the Special Committee believes that the Offer and the Merger will provide the Company’s stockholders with the opportunity to accept a price for their Shares that is likely to be higher than what may be available in the open market at this time and for the foreseeable future, particularly in light of the Company’s recent results of operations, financial condition and guidance and historical multiples

•                  the Offer provides stockholders with the opportunity for immediate liquidity for their Shares at a premium, in contrast to the difficulty stockholders may otherwise experience in selling their Shares on the open market due to the extremely thin trading volume of the Shares

•                  the recent trading activity of the Shares and the fact that the Offer Price represented a premium of approximately 38.2% over the closing price of the Shares on February 8, 2016 (the last trading day prior to public disclosure of H&H’s revised  $35.50 proposal on February 8, 2016); a premium of approximately 40.4% over the five-day average closing price of the Shares for the five-day period ending February 8, 2016; a premium of approximately 30.4% over the one-month average closing price of the Shares for the one-month period ending February 8, 2016; a premium of approximately 27.3% over the three-month average closing price of the Shares for the three-month period ending February 8, 2016; and a premium of approximately 20.5% over the closing price of the Shares on April 1, 2016 (the last trading day prior the Special Committee’s determination to recommend the Merger Agreement)

•                  the per Share price of $40.00 represents a valuation of the Company at a 6.7 implied enterprise value multiple to the Company’s pro forma adjusted EBITDA for the 12-month period ending December 31, 2015 (a 6.3 multiple excluding the Company’s environmental liability from the calculation of Company enterprise value consistent with the calculation of historical trading multiples, compared to a ten year average trading multiple of 5.6)

•                  it could take a considerable period of time before the present value of the trading price of the Shares in the future would reach and sustain at least the per share Offer Price of $40.00

•                  the Offer Price consists of all cash, which provides certainty and immediate value and liquidity to stockholders and allows stockholders to avoid the risks, uncertainties and limitations relating to the Company’s business and its prospects

•                  the Special Committee believes that, based upon the extensive arms-length negotiation process led by the Special Committee, the Offer Price was the highest price per Share that was reasonably attainable from H&H or any third party

•                  the possible alternatives to a sale to H&H, including continuing to pursue Potential Transactions or continuing to operate the Company, which alternatives the Special Committee evaluated with the assistance of its advisors and Company management and were determined by the Special Committee to be less favorable to the Company’s stockholders than the Offer and the Merger given the potential risks and uncertainties associated with those alternatives

•                  the financial analysis reviewed by Houlihan Lokey with the Special Committee as well as the oral opinion of Houlihan Lokey rendered to the Special Committee on April 4, 2016 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated April 4, 2016), as to, as of such date, the fairness, from a financial point of view, to the Unaffiliated Stockholders of the consideration to be received by the Unaffiliated Stockholders in the Offer and Merger pursuant to the Merger Agreement

•                  the Special Committee, with the assistance of its legal and financial advisors,  pursued an extensive third party sale process both in 2014 (which process produced, at a time when the Company’s forecasts were higher than its current projections, a limited number of conditional preliminary indications subject to substantial due diligence) and in 2015-2016 prior to and concurrently with discussions with H&H (which latter process resulted in only one highly conditional proposal from a strategic bidder at a price less than the H&H proposal subject to substantial due diligence)

•                  on an unsolicited basis following public disclosure of the H&H proposal to acquire the Company for $35.50, the principal of a significant unaffiliated stockholder expressed support directly to the Special Committee that an offer for the Company should be presented directly to the Company’s stockholders

•                  the Supermajority of the Minority Condition, which requires that at least 60% of the unaffiliated stockholders tender their shares in the Offer in order for the Offer to close and the Merger to proceed, which condition cannot be waived and - if satisfied - would demonstrate overwhelming unaffiliated stockholder support for the Offer and would effectively require that 70% of all outstanding Shares (including the Shares required to be tendered by DGT, the affiliate of H&H that is the Company’s largest stockholder) be tendered in the Offer

•                  the Supermajority of the Minority Condition increases the probability that the support and acceptance by long-time small and individual stockholders — which stockholders may not otherwise have the resources or otherwise find it prudent to pursue an appraisal rights process — will be necessary for the Offer to close

•                  because of the longstanding role of Messrs. Lichtenstein and Kassan on the Company’s Board, H&H is intimately familiar with risks associated with the Company’s business, including business risks and environmental risks, while third parties — in order to provide a firm proposal on price and assurances to the Company with respect to the likelihood of execution of a definitive agreement and a subsequent closing thereunder  — required extensive due diligence and a significant commitment of Company time and resources

•                  the likelihood that a Potential Transaction with H&H would be completed based on, among other things:

•                  the fact that the Offer is not conditioned on receipt of financing and that H&H is well-capitalized and had sufficient standing debt financing capacity available to it to consummate the Offer and the Merger

•                  the likelihood and anticipated timing of completing the Offer in light of the scope of the conditions, including the absence of any significant required regulatory approvals (other than the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder) and the fact that the Offer conditions (other than the Supermajority of the Minority Condition) are otherwise  limited to customary contractual conditions for a transaction of this type (and, based on the information provided by senior management and independent legal counsel, the Special Committee’s belief that such conditions are expected to be satisfied)

•                  the agreement of DGT to tender its Shares (representing 25.1% of the outstanding Shares), eliminating the possibility that affiliates of Steel could “back out” by refusing to tender

•                  the Company’s ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance of the obligations of H&H and its subsidiaries party to the Merger Agreement

•                  H&H’s and its affiliates’ overall familiarity with the business and the limited risk of any “negative surprises” for them between signing and closing

•                  H&H’s and Mr. Lichtenstein’s reputation and significant experience and track record in completing acquisition transactions

•                  the other terms of the Merger Agreement and related agreements, including:

•                  the Company’s ability, for the duration of the Offer, to continue to provide non-public information to certain parties with whom the Special Committee engaged in transaction discussions prior to the execution of the Merger Agreement (including a strategic bidder who had submitted a proposal as late as March 2016) without the necessity of such party submitting a proposal that the Special Committee determines in good faith either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal

•                  the Company’s ability to consider and respond to an unsolicited written acquisition proposal, to furnish confidential information to any person making such a proposal and to engage in discussions or negotiations with the person making such a proposal, if the Special Committee, prior to taking any such actions, determines in good faith that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal

•                  the ability of the Board and the Special Committee, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation that the stockholders tender their Shares pursuant to the Offer

•                  the Company’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal, provided that the Company complies with its obligations relating to the entering into of any such agreement and concurrently with the termination of the Merger Agreement pays to H&H a termination fee of $5.625 million plus up to $1 million to reimburse H&H’s expenses

•                  the termination fee and expenses payable to H&H under certain circumstances, including as described above, in connection with a termination of the Merger Agreement, which the Special Committee concluded are reasonable in the context of termination fees and expenses payable in comparable transactions and in light of the overall terms of the Merger Agreement including the per Share consideration; and

•                  the Company being permitted under the terms of the Merger Agreement to continue to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time, subject only to limitations and restrictions on the taking of certain prescribed actions, which management of the Company has advised the Special Committee are reasonable and should not adversely affect the Company’s operations to any significant extent

•                  if the Merger is consummated, the ability of the stockholders to exercise appraisal rights, which provide properly exercising stockholders with the opportunity to have the Delaware Court of Chancery determine the “fair value” of their Shares and to receive payment based on that valuation in lieu of receiving the Offer Price

In the course of reaching the determinations and decisions, and making the recommendation, described above, the Special Committee also considered the following factors relating to the procedural safeguards that the Special Committee believed were present to ensure fairness of the Offer and the Merger, each of which the Special Committee believes supported its decision and provided assurance of the fairness of the Offer and the Merger to the unaffiliated stockholders:

•                  the Special Committee is comprised of two independent directors who are not affiliated with H&H, Steel and their respective affiliates (including Warren G. Lichtenstein and Glen M. Kassan) and are not employees of the Company or any of its subsidiaries

•                  other than their receipt of Board and Special Committee fees (which are not contingent upon the consummation of the Offer or the Merger or the recommendation for the Offer and the Merger by the Special Committee or Board) and their interests described under Item 3 of this Schedule — Arrangements with Current Executive Officers and Directors of the Company, members of the Special Committee do not have any interest in the Offer and the Merger different from, or in addition to, those of the unaffiliated stockholders

•                  the determination to engage in discussions related to the transaction with H&H and the consideration and negotiation of the Offer Price and other terms of the H&H transaction was conducted entirely under the oversight of the members of the Special Committee without the involvement of any director who is affiliated with H&H or Steel or is a member of the Company’s management and without any limitation on the authority of the Special Committee to act with respect to any alternative transaction or any related matters

•                  the Special Committee was given the express authority to reject any H&H proposal and had the authority not to recommend the approval of the H&H transaction or any other Potential Transaction

•                  the Special Committee’s extensive arms-length negotiations with H&H, which, among other things, resulted in (a) an increase in the offer price from $35.50 to $40.00 per Share and (b) more favorable contractual terms in the Merger Agreement than initially proposed by H&H, including a higher threshold for acceptance by unaffiliated stockholders as a condition to the Offer, a “window shop” mechanism to permit certain bidders to continue due diligence and a lower termination fee

•                  the Supermajority of the Minority Condition is more protective of the unaffiliated stockholders from a procedural perspective than a condition requiring that a simple majority of the unaffiliated stockholders tender pursuant to the Offer because it requires even greater unaffiliated support for the Offer, including from smaller and individual stockholders

•                  the fact that a tender offer structure involves a direct offer to stockholders who voluntarily determine whether to sell their Shares and also provides that the decision regarding the proposed transaction is made by the stockholders who actually own the Shares at the time of tendering and, accordingly, have a true economic interest in the decision.  This is in contrast to a one-step merger, where a vote of stockholders is required and voting rights are limited to those who held Shares on a record date typically several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote

•                  the fact that the Special Committee had engaged its own financial and legal advisors to provide advice to the Special Committee with respect to a potential transaction

•                  the Special Committee requested and received from Houlihan Lokey a written opinion addressed to the Special Committee dated April 4, 2016, as to, as of such date, the fairness, from a financial point of view, to the Unaffiliated Stockholders of the consideration to be received by the Unaffiliated Stockholders in the Offer and the Merger pursuant to the Merger Agreement

•                  the Special Committee undertook a comprehensive sale process beginning in 2014, including engaging in discussions with other potential bidders prior to, and concurrently with, negotiating with H&H, for the purpose of seeking alternatives and obtaining a proposal superior to the H&H transaction

•                  the fact that H&H’s June 2015 and its February 2016 proposals were each made public in Schedule 13Ds filed by Steel and that such proposals were also subsequently confirmed publicly by the Company by press release and Form 8-Ks, thereby further publicizing and putting third parties on notice that the Special Committee was considering acquisition proposals for the Company

•                  the terms and conditions of the Merger Agreement and related agreements are designed to enable a superior proposal to be accepted by the Special Committee, including:

•                  the Company’s ability, for the duration of the Offer, to continue to provide non-public information to certain parties with whom the Special Committee engaged in transaction discussions prior the execution of the Merger Agreement (including a strategic bidder who had  submitted a proposal as recently as March 2016) without the necessity of such party submitting a proposal that the Special Committee determines in good faith either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal

•                  the Company’s ability to consider and respond to an unsolicited written acquisition proposal, to furnish confidential information to any person making such a proposal and to engage in discussions or negotiations with the person making such a proposal, if the Special Committee, prior to taking any such actions, determines in good faith that such acquisition proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal

•                  following the Board’s or Special Committee’s determination that a third party proposal is superior to the H&H transaction, the Special Committee’s right to request an extension of the Offer period following  commencement of a required matching period for H&H, which right enables the Special Committee to preserve the ability to pursue and accept a superior proposal, either from H&H or such third party

•                  the Company’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal, provided that the Company complies with its obligations relating to entering any such agreement and concurrently with the termination of the Merger Agreement pays to H&H a termination fee of $5.625 million, plus up to $1 million to reimburse H&H’s expenses

•                  a termination fee and expenses payable to H&H under certain circumstances, including as described above, in connection with a termination of the Merger Agreement, which the Special Committee concluded were reasonable in the context of termination fees and expenses payable in comparable transactions and in light of the overall terms of the Merger Agreement, including the per Share consideration

In the course of its deliberations, the Special Committee also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•                  the Offer and the Merger might not be completed in a timely manner or at all by virtue of limitations or actions of H&H, including the risk that the H&H transaction will not occur if for some reason the financing under its existing credit facility becomes unavailable

•                  if the Offer and the Merger are not completed by virtue of a breach of the Merger Agreement by H&H, the Company might have to pursue legal remedies against its largest stockholder and its affiliates, including long-time Board members

•                  the stockholders of the Company (other than affiliates of Steel, including H&H) will have no equity interest in the surviving corporation following the Offer and the Merger, so they will cease to participate in the Company’s future earnings or growth or benefit from any increases in the value of the Shares

•                  the Company would be proceeding with a transaction that is subject to a high acceptance threshold by unaffiliated stockholders (the Supermajority of the Minority Condition), which acceptance rate may not be achieved and cause the H&H transaction not to close

•                  the H&H transaction’s tender offer structure (including pursuant to Section 251(h) of the DGCL, which permits a second-step merger to be consummated without a vote of stockholders if, among other things, the Shares tendered and not withdrawn, together with Shares held by H&H, constitute a majority of the outstanding Shares) may permit the H&H transaction to close faster than a traditional one step merger, thereby shortening the possible window of time available to third party bidders to make superior proposals

•                  the possible perception that, given the longstanding ties of Steel and Mr. Lichtenstein to the Company,  the H&H transaction resulted from an “inside” arrangement

•                  third parties may have been reluctant to commit time and resources to, and therefore participate in, the Company’s sale process, because of a perception that competing successfully against H&H was difficult due to Steel’s approximately 25% Share position

•                  the possibility that the $5.625 million termination fee, plus the obligation to pay up to $1 million in reimbursable expenses, under the Merger Agreement could discourage other potential acquirors from making competing bids to acquire the Company

•                  the existence of restrictions on the conduct of the Company’s business prior to the completion of the Offer and the Merger, which may delay or prevent the Company from undertaking business opportunities or taking other action with respect to its operations pending completion of the Offer and the Merger

•                  the risks and costs to the Company if the H&H transaction does not close, including the diversion of management and employee time and attention from on-going operations, potential employee attrition and the potential disruptive effect on business, customer and supplier relationships

•                  the possible adverse effect on the Share price if the Offer and the Merger were publicly announced but not consummated

•                  the possibility that, if the H&H transaction is not completed, the Company may be required to pay its own expenses (including legal, financial advisor, regulatory approval and other transaction expenses) associated with the Merger Agreement Transactions

•                  the fact that an all cash transaction would be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes

In analyzing the Offer and the Merger and reaching its determination as to the fairness of the Merger Agreement Transactions to the unaffiliated stockholders, the Special Committee considered, among other factors, the financial analyses reviewed and discussed with the Special Committee by Houlihan Lokey summarized in Item 4 of this Schedule — Opinion of Houlihan Lokey, Financial Advisor to the Special Committee — below.  The Special Committee considers the Company to be a viable going concern business and the trading history of the Shares to generally be an indication of its going concern value.  In addition, the Special Committee did not consider the liquidation value of the Company relevant to a determination as to whether the Offer and the Merger are fair to the unaffiliated stockholders as the Special Committee believes the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value. Further, the Special Committee did not consider net book value a material indicator of the value of the Company because it believes that net book value is not a material indicator of the value of the Company as a going concern but rather is reflective of historical costs and because net book value does not take into account the prospects of the Company, market conditions, trends in the industry in which the Company operates or the business risks inherent in the industry. The Company’s net book value per Share was $19.44 as of December 31, 2015, which is substantially below the per Share Offer Price and Merger consideration. As part of its consideration of the H&H transaction, the Special Committee also considered other strategic alternatives, including the possible divestiture of divisions of the Company to independent buyers and an acquisition of a third party by the Company.  Except as set forth above, the Company is not aware of any firm offers by any person other than H&H during the past two years with respect to a business combination or change in control transaction.

The foregoing discussion of the factors considered by the Special Committee is not intended to be exhaustive, but rather includes the principal factors considered by the Special Committee. The Special Committee reached the conclusion to approve the Merger Agreement Transactions in light of the various factors described above and other factors that the Special Committee believes were appropriate. In view of the wide variety of factors (both favorable and unfavorable) considered by the Special Committee in connection with its evaluation of the Offer and the Merger and the complexity of these matters, as well as the advice of its financial and legal advisors, the Special Committee did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Special Committee. Rather, the Special Committee made its recommendation based on the totality of information considered, and the investigation conducted, by it. In considering the factors discussed above, individual members of the Special Committee may have given different weights to different factors.

Reasons for the Board Determinations

In making the Board Determinations, the Board considered a number of factors, including the following material factors:

•                  the Special Committee’s analysis, conclusions and unanimous determination, which the Board adopted, that the Merger Agreement and the Merger Agreement Transactions are advisable and fair to and in the best interests of the Company and the unaffiliated stockholders, and the Special Committee’s unanimous recommendation that the Board adopt a resolution to, among other things, approve and declare the advisability and fairness of the Merger Agreement and the Merger Agreement Transactions and recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer

•                  the Special Committee is comprised of two independent directors who are not affiliated with H&H, Steel and their respective affiliates (including Warren G. Lichtenstein and Glen M. Kassan) and are not

employees of the Company or any of its subsidiaries, and that, other than their receipt of Board and Special Committee fees (which are not contingent upon the consummation of the Offer and the Merger or the Special Committee’s or Board’s recommendation of the Offer) and their interests described under Item 3 of this Schedule — Arrangements with Current Executive Officers and Directors of the Company, members of the Special Committee do not have an interest in the Offer and the Merger different from, or in addition to, that of the unaffiliated stockholders

•                  the fact that the Special Committee had engaged its own financial and legal advisors to provide advice to the Special Committee with respect to a potential transaction

•                  the Special Committee’s extensive process (inclusive of the process of the 2014 Committee), including the Company’s conduct of a sale process commencing in 2014, the effort to obtain proposals from third party bidders as an alternative to a H&H transaction, discussions with third party bidders and the challenges of obtaining firm offers in light of due diligence requirements, the nature of the arms-length negotiations with H&H (including the Special Committee’s ability to improve the Offer Price and other terms of the Merger Agreement relative to the H&H proposal for the benefit of the unaffiliated stockholders) and the Special Committee’s consideration of the alternative of continuing to run the Company as a stand-alone company in lieu of a change of control transaction

•                  the fact that, although the Board was not entitled to rely upon Houlihan Lokey’s opinion, the Special Committee had received the written opinion of Houlihan Lokey addressed to the Special Committee dated April 4, 2016, as to, as of such date, the fairness, from a financial point of view, to the Unaffiliated Stockholders of the consideration to be received by the Unaffiliated Stockholders in the Offer and the Merger pursuant to the Merger Agreement

•                  the analysis and recommendation of the Special Committee and the other factors considered by the Special Committee as described above under this section, which analysis and recommendation were adopted by the Board

Messrs. Lichtenstein and Kassan (as affiliates of H&H), together with Olshan (which served as counsel to H&H and has historically served as Company and Board counsel), recused themselves from the Board’s consideration of the above factors, including the Board’s discussion with the Special Committee and its advisors of the Special Committee’s recommendation of the H&H transaction and the Special Committee’s determination that the Merger Agreement and the Merger Agreement Transactions are fair to the unaffiliated stockholders.  Accordingly, the members of the Board who participated in the discussion of the Special Committee’s recommendation were Messrs. Risher, Gray and Schwarz.   Following such discussion and their recusal, to provide for a unanimous vote, Messrs. Lichtenstein and Kassan joined the vote by the Board in favor of the Board’s determination as to fairness, approval of the Merger Agreement and the recommendation of the Offer solely on the basis of the recommendation of the Special Committee.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Board (with references to the “Board” and the factors considered thereby in this paragraph excluding Messrs. Lichtenstein and Kassan).  The Board collectively reached the conclusion to approve the Merger Agreement and the Merger Agreement Transactions in light of the various factors described above and other factors that the members of the Board believed were appropriate.  In view of the wide variety of factors (both favorable and unfavorable) considered by the Board in connection with its evaluation of the H&H transaction and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board. Rather, the Board made its recommendation based on the totality of information presented to it and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

In connection with the consummation of the Merger, certain of the Company’s directors will receive benefits and compensation that may differ from the per Share Offer Price and Merger consideration payable to unaffiliated stockholders. See Item 3 of this Schedule — Arrangements with Current Executive Officers and Directors of the Company.

Opinion of Houlihan Lokey, Financial Advisor to the Special Committee

On April 4, 2016, Houlihan Lokey verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated April 4, 2016), as to the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price and the Merger consideration to be received by the Unaffiliated Stockholders in the Offer and the Merger pursuant to the Merger Agreement.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price and the Merger consideration to be received by the Unaffiliated Stockholders in the Offer and the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Offer or the Merger, any related transaction or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this Schedule is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Schedule and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any security holder of the Company or any other party as to whether or not to tender any Shares pursuant to the Offer or how to act or vote with respect to any matter relating to the Merger, the Offer or otherwise.

In arriving at its opinion, Houlihan Lokey, among other things:

1.              reviewed an execution copy, received by Houlihan Lokey on April 4, 2016, of the Merger Agreement;

2.              reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

3.              reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections prepared by the management of the Company relating to the Company for the years ending 2016 through 2018 (the “Projections”);

4.              spoke with certain members of the management of the Company and certain of its or the Special Committee’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Offer and the Merger and related matters;

5.              compared the financial and operating performance of the Company with that of other companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

6.              considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

7.              reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

8.              conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information.  In addition, Houlihan Lokey was advised and assumed that the Projections were reasonably prepared in good faith by management of the Company and reflected the best currently available estimates as to the future financial results and condition of the Company approved by the Board, and the Special Committee authorized Houlihan Lokey to use and rely upon the Projections for purposes of its analyses and opinion. Houlihan Lokey expressed no opinion with respect to such Projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements of the Company and other information, financial or otherwise, provided to Houlihan Lokey by or on behalf of the Company that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.  Houlihan Lokey was advised and assumed that (A) the Offer would be conditioned upon, among other things, there having been validly tendered and not validly withdrawn (i) that number of Shares which, when added to the Shares, if any, already owned by H&H and its subsidiaries, would represent at least a majority of all then outstanding Shares (the “Minimum Tender Condition”) and (ii) that number of Shares which would represent at least 60% of all then outstanding Shares not owned by H&H or any of its affiliates (the “Super-Majority of the Minority Tender Condition”) and (B) the Minimum Tender Condition and the Super-Majority of the Minority Tender Condition would not be waivable by H&H, AcquisitionCo or Acquisition Sub.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof, and (d) the Offer and the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto.  Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer, the Merger or the Company that would be material to its analyses or opinion.  In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the execution copy of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation.  Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business.  Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the opinion.  Houlihan Lokey did not express any opinion as to the price or range of prices at which the Shares may be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the Offer and the Merger and may not be used for any other purpose without

Houlihan Lokey’s prior written consent.  The opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the Offer, the Merger or otherwise.  Houlihan Lokey has consented to the inclusion of its opinion as Annex A to this Schedule.

Houlihan Lokey’s opinion only addressed the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Offer Price and the Merger consideration to be received by the Unaffiliated Stockholders in the Offer and the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Offer or the Merger, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise.  Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Offer or the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer, the Merger or otherwise (other than the Offer Price and the Merger consideration to the extent expressly specified in the opinion), (iii) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the Offer or the Merger as compared to any alternative business strategies or transactions that may have been available for the Company or any other party, (v) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, H&H, AcquisitionCo, Acquisition Sub, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Offer and the Merger, (vii) the solvency, creditworthiness or fair value of the Company, H&H, AcquisitionCo, Acquisition Sub or any other participant in the Offer or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer or the Merger, any class of such persons or any other party, relative to the Offer Price and the Merger consideration provided for in the Offer and the Merger or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice.  Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance and tax matters with respect to the Company, the Offer, the Merger or otherwise. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of such nature.

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below.  The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented.  As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description.  Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Offer and Merger and an evaluation of the results of those analyses is not entirely mathematical.  The estimates contained in the Projections and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company.  Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee in evaluating the proposed Offer and Merger.  Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or the Merger consideration or of the views of the Special Committee, the Board or management with respect to the Offer, the Merger, the Offer Price or the Merger consideration.  The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between the Special Committee and H&H, and the decision to enter into the Merger Agreement was solely that of the Special Committee and the Board.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on April 4, 2016. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey.  The analyses summarized below include information presented in tabular format.  The tables alone do not constitute a complete description of the analyses.  Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•                  Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the value as of such date of its net debt (the value of its outstanding indebtedness, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet) plus or minus, as applicable, certain other non-operating liabilities and assets.

•                  Adjusted EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the common stock of the selected companies listed below as of April 1, 2016, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the equity consideration and other public information available at the time of the announcement.  The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.  The estimates of the future financial performance of the Company relied upon for the financial analyses described below included Adjusted EBITDA derived from the Projections.  Adjusted EBITDA of the Company treated stock based compensation as an expense and was adjusted by Company management to reflect the pro forma financial impact of the Company’s acquisitions of Torque Systems, Inc. and Davall Gears, Ltd., among other things.

Selected Companies Analysis.  Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•                                          Enterprise value as a multiple of Adjusted EBITDA for the last twelve months or estimated calendar year 2015, as applicable, or “LTM/CY 2015E Adjusted EBITDA”(1); and

•                                          Enterprise value as a multiple of estimated calendar year 2016 Adjusted EBITDA, or “CY 2016E Adjusted EBITDA.”

The selected companies and corresponding multiples were:

	Enterprise Value /
	LTM/CY 2015E Adjusted EBITDA(1)		CY 2016E Adjusted EBITDA
Power Management & Electronic Filters
Delta Electronics Inc.	11.1	x	11.0	x
TDK Corporation	4.5	x	3.1	x
XP Power Ltd.	10.5	x	10.0	x
Bel Fuse Inc.	5.2	x	NA	(2)
Cosel Co., Ltd.	9.0	x	8.7	x
AcBel Polytech Inc.	9.8	x	NA
Schaffner Holding AG	9.7	x	8.5	x
CyberPower Systems, Inc.	7.8	x	4.9	x

Motion Control
Danaher Corporation	16.5	x	14.8	x
Nidec Corporation	11.6	x	9.8	x
Parker-Hannifin Corporation	10.0	x	10.4	x
Woodward, Inc.	12.7	x	11.1	x
Moog Inc.	7.6	x	7.9	x
Allied Motion Technologies Inc.	7.7	x	NA

(1)         Except where otherwise noted, calendar year 2015 is the LTM period for the selected companies, and the multiples shown above reflect LTM 12/31/2015 Adjusted EBITDA multiples. The multiples for Cosel Co., Ltd. and Schaffner Holding AG reflect estimated calendar year 2015 Adjusted EBITDA.  The LTM period for Cosel Co., Ltd. was the twelve months ended 2/20/2016, and the LTM Adjusted EBITDA multiple was 8.1x. The LTM period for Schaffner Holding AG was the twelve months ended 9/30/2015 and the LTM Adjusted EBITDA multiple is 9.8x.

(2)         NA refers to not available.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied multiple ranges of 6.0x to 7.0x to the Company’s Adjusted EBITDA for the calendar year 2015, or “CY 2015 Adjusted EBITDA,” and to the Company’s CY 2016E Adjusted EBITDA.  For purposes of calculating implied equity value reference ranges for the Company, Houlihan Lokey subtracted the net debt and the tax-effected environmental liability of the Company provided by Company management (substantially all of which were accrued on the Company’s balance sheet and related to properties no longer owned by the Company) from the implied enterprise value reference ranges indicated by Houlihan Lokey’s analysis.  The selected companies analysis indicated implied value reference ranges per Share of $35.92 to $42.16 based on CY 2015 Adjusted EBITDA and $36.56 to $42.91 based on CY 2016E Adjusted EBITDA, as compared to the Offer Price and the Merger consideration in the Offer and the Merger of $40.00 per Share.

Selected Transactions Analysis.  Houlihan Lokey considered financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.  The financial data reviewed included Enterprise Value as a multiple of Adjusted EBITDA based on reported information for the last twelve months prior to announcement of the transaction, or “LTM Adjusted EBITDA.”  The selected transactions and corresponding multiples were:

Date Announced	Target	Acquiror	Transaction Value / LTM Adjusted EBITDA
7/2015	Magnetek, Inc.	Columbus McKinnon Corporation	12.3	x
12/2014	Subsidiaries of Emerson Network Power	Regal Beloit Corporation	NA	(1)
6/2014	S.C.Retrasib S.A. Sibiu	Starkstrom-Gerätebau GmbH	9.5	x
6/2014	Noratel AS	Acal plc	7.4	x
5/2014	Emerson Network Power Inc. and Emerson Network Power Ltd.	Bel Fuse Inc.	NA
4/2014	ABB Power One Solutions	Bel Fuse Inc.	NA
4/2014	Custom Sensors & Technologies, Inc.	The Carlyle Group; PAI Partners	NA
9/2013	Molex Incorporated	Koch Industries, Inc.	11.2	x
8/2013	Globe Motors, Inc.	Allied Motion Technologies Inc.	NA
8/2013	Artesyn Technologies, Inc. (n/k/a Artesyn Embedded Technologies Inc.)	Platinum Equity, LLC	NA
4/2013	Power-One, Inc.	ABB Ltd	5.8	x
3/2013	Groupe Myrra	Acal plc	5.0	x
4/2012	Applied Kilovolts Group Holdings, Limited	ITT Exelis	NA
1/2012	Thomas & Betts Corporation	ABB Ltd	10.1	x

(1)         NA refers to not available.

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied a multiple range of 6.5x to 7.5x to the Company’s CY 2015 Adjusted EBITDA. For purposes of calculating an implied equity value reference range for the Company, Houlihan Lokey subtracted the net debt and the tax-effected environmental liability of the Company provided by Company management (substantially all of which were accrued on the Company’s balance sheet and related to properties no longer owned by the Company) from the implied enterprise value reference range indicated by Houlihan Lokey’s analysis.  The selected transactions analysis indicated an implied value reference range per Share of $39.04 to $45.28, as compared to the Offer Price and the Merger consideration in the Offer and the Merger of $40.00 per Share.

Discounted Cash Flow Analysis.  Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Projections.  Houlihan Lokey applied perpetual growth rates ranging from 2.00% to 3.00% to the Company’s calendar year 2018 projected unlevered free cash flow and discount rates ranging from 13.5% to 15.5%. For purposes of calculating an implied equity value reference range for the Company, Houlihan Lokey subtracted the net debt and the tax-effected environmental liability of the Company provided by Company management (substantially all of which were accrued on the Company’s balance sheet and related to properties no longer owned by the Company) from the implied enterprise value reference range indicated by Houlihan Lokey’s analysis.  The discounted cash flow analysis indicated an implied value reference range per Share of $34.35 to $43.51, as compared to the Offer Price and the Merger consideration in the Offer and the Merger of $40.00 per Share.

Other Considerations

Historical Trading Multiples.  Houlihan Lokey also noted that the ten-year average trading multiple of publicly available Enterprise Value to LTM EBITDA for the Company was approximately 5.6x as compared to approximately 10.2x for the motion control companies identified above under “Selected Companies Analysis” and approximately 8.6x for the power management & electronic filters companies identified above under “Selected Companies Analysis.”

Other Matters

Houlihan Lokey was engaged by the Company on behalf of the Special Committee as the Special Committee’s financial advisor in connection with a potential transaction involving the Company. Houlihan Lokey was engaged based on its experience and reputation. Houlihan Lokey is regularly engaged to provide investment banking and financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, H&H, or any other party that may be involved in the Offer or the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer or the Merger.

As the Special Committee was aware, Houlihan Lokey and certain of its affiliates had in the past provided investment banking, financial advisory and/or other financial or consulting services to Steel, or one or more portfolio or operating companies affiliated with Steel (collectively, with Steel, the “Steel Group”), for which Houlihan Lokey and its affiliates received compensation, including, among other things, during the past two years, having acted as financial advisor to JPS Industries, Inc. (“JPS”), less than a majority of whose outstanding shares of common stock were owned by Steel and its affiliates, in connection with (i) the sale of JPS’s Stevens Urethane division, which transaction closed in April 2014, and (ii) the subsequent acquisition by H&H of the outstanding shares of common stock of JPS not owned by H&H and its affiliates following an unsolicited proposal from H&H, which transaction closed in July 2015 for which advice and services Houlihan Lokey and its affiliates received aggregate fees of approximately $2.1 million.  Houlihan Lokey and its affiliates were also familiar with Steel and certain of its affiliates, having, among other things, acted as financial advisor to Black Hawk Energy Services, Inc. in connection with the sale of substantially all of its assets to an affiliate of Steel in December 2013; having acted as financial advisor to the special committee of the board of directors of Steel Excel Inc., less than a majority of whose outstanding shares of common stock were at the time owned by Steel and its affiliates, in connection with the acquisition by Steel Excel Inc. of Sun Well Services, Inc., a subsidiary of a majority owned affiliate of Steel in May 2012; and having acted as financial advisor to the special committee of the board of directors of WebFinancial Corporation, approximately 85% of whose outstanding shares were owned by Steel and its affiliates, in connection with the merger of WebFinancial Corporation with an affiliate of Steel in 2008.  Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to participants in the Offer or the Merger or certain of their respective affiliates including members of the Steel Group in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, participants in the Offer or the Merger or certain of their respective affiliates including members of the Steel Group, for which advice and services Houlihan Lokey and such affiliates received and may receive compensation.

Unaudited Projections

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings or financial condition.  For internal planning purposes and in connection with the potential sale of the Company, management of the Company prepared and provided the Projections to the Board for its approval and to Houlihan Lokey, which was authorized by the Special Committee, to use and rely upon the Projections for purposes of Houlihan Lokey’s analyses and advice to the Special Committee.

The Projections were prepared in October and November 2015 and provided to the Board and Houlihan Lokey in December 2015.  While the Projections are within the range of the Company’s guidance for full-year 2016 net sales and Adjusted EBITDA set forth in a press release issued by the Company on March 15, 2016 (the “March 2016 Guidance”), ordinary course adjustments by the Company’s management to the Company’s internal forecasts subsequent to the preparations of the Projections resulted in the net sales and Adjusted EBITDA amounts included in the Projections exceeding the midpoint of the corresponding ranges reflected in the March 2016 Guidance.

The Projections were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or pro forma financial information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective or pro forma financial information.  Neither the Company’s independent registered public accounting firm, nor any independent accountants, have compiled, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such financial information or its achievability.

The Projections are included solely to give the Company’s stockholders access to certain financial projections that were made available to the Special Committee, Houlihan Lokey and H&H, and are not being included in this Schedule to influence a Company stockholder’s decision as to whether to tender Shares in the Offer or for any other purpose.

The inclusion of the Projections should not be regarded as an indication that the Company’s management, the Board, the Special Committee, Houlihan Lokey or H&H considered, or now considers, any of the Projections to be predictive of actual future results.  The Projections were based upon expectations of the Company’s management at the time the projected financial information was prepared. In addition, the Projections did not reflect the effects of the announcement of the Merger Agreement Transactions.  Although the Projections are presented with numerical specificity, the Projections necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, changes in demand for the Company’s products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, constraints on supplies of critical raw materials and commodities, excess or shortage of production capacity, the Company’s ability to achieve strategic goals, difficulties encountered in the integration of acquired businesses and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in other periodic reports filed by the Company.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. Neither the Company, nor any of its affiliates, advisors, officers, directors or representatives, can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law (including Rule 14d-9(c) of the Exchange Act). Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or other persons regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representations or warranties to H&H, in the Merger Agreement or otherwise, concerning the Projections.

In addition, the Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement and pendency of the Merger Agreement Transactions.  There can be no assurance that the announcement of the Merger Agreement Transactions will not cause the Company’s customers to delay or cancel their orders pending the consummation of the Merger Agreement Transactions or the clarification of H&H’s intentions with respect to the conduct of the Company’s business thereafter.  Any such delay or cancelation of orders is likely to adversely affect the Company’s ability to achieve the results reflected in the Projections.  Further, the Projections do not take into account any changes in the Company’s operations, business, financial condition or results of operations which may result from the Merger Agreement Transactions, including, without limitation, any cost savings or other benefits, nor do the Projections take into account the effect of any failure to complete the Offer or the Merger.  The inclusion of the Projections herein should not be deemed an admission or representation by the Company or any other person that they were viewed as material information with respect the Company, and the Company and its management do not view the Projections as material because of the inherent risks and uncertainties associated with the Projections.

Certain of the projected financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

IN LIGHT OF THE FOREGOING AND THE UNCERTAINTIES INHERENT IN THE PROJECTIONS, THE COMPANY’S STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE, IF ANY, RELIANCE ON THE PROJECTIONS.

The Projections are set forth below:

Projections (dollars in thousands)

	Projected 2016 ($)	Projected 2017 ($)	Projected 2018 ($)
Net Sales	218,809	229,388	242,949
Gross Profit	74,539	79,976	85,606
Income from Operations	20,964	24,905	28,753
Net Income	12,855	16,144	18,604
EBITDA from Continuing Operations	25,996	30,197	34,505
Adjusted EBITDA from Continuing Operations	27,143	31,037	35,297
Capital Expenditures	(4,918)	(5,499)	(4,033)
Change in Net Working Capital(1)	(2,570)	1,704	1,241

(1)   Total current assets are calculated as current assets less cash. Total current liabilities are calculated as current liabilities less debt.

The Company defines EBITDA as net income from continuing operations before the effects of interest income, interest expense, income taxes, depreciation and amortization, and the amortization of deferred financing costs. The Company defines Adjusted EBITDA as EBITDA before the effects of certain items, including non-cash stock-based compensation expense, unrealized (gain) loss on foreign exchange contracts, restructuring costs, and gain on sale of available-for-sale securities.

EBITDA and Adjusted EBITDA are not measures of financial performance under GAAP, and the items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, EBITDA and Adjusted EBITDA should not be considered a substitute for net income or cash flows from operating, investing, or financing activities. Because EBITDA and Adjusted EBITDA are calculated before recurring cash items, including interest income, interest expense and income taxes, and is not adjusted for capital expenditures or other recurring cash requirements of the business, it should not be considered as a measure of discretionary cash available to invest in the growth of the business. There are a number of material limitations to the use of EBITDA and Adjusted EBITDA as an analytical tool, including the following:

• EBITDA and Adjusted EBITDA do not reflect the Company’s interest income and interest expense;

• EBITDA and Adjusted EBITDA do not reflect the Company’s income tax expense or the cash requirements to pay its income taxes;

• Although depreciation and amortization are non-cash expenses in the period recorded, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect the cash requirements for such replacement;

• EBITDA and Adjusted EBITDA do not include the amortization of deferred financing costs;

• EBITDA and Adjusted EBITDA do not include discontinued operations; and

• Adjusted EBITDA does not include non-cash charges for stock-based compensation.

• Adjusted EBITDA does not include (gain) loss, realized or unrealized, on foreign exchange contracts;

• Adjusted EBITDA does not include restructuring charges; and

• Adjusted EBITDA does not include gain on sale of available-for-sale securities.

(c)                                  Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.         Persons/Assets Retained, Employed, Compensated or Used

Pursuant to its engagement by the Company on behalf of the Special Committee, Houlihan Lokey will receive a transaction fee currently estimated to be approximately $2.5 million for its services,  $500,000 of which became payable upon the rendering of its opinion to the Special Committee and the balance of which is contingent upon the successful completion of the Offer.  In addition, Houlihan Lokey received aggregate fees and expense reimbursements of approximately $112,000 for providing investment banking and financial advisory services to the 2014 Committee and the Mergers and Acquisitions Committee in 2014.  The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

Item 6.         Interest in Securities of the Subject Company

Except as otherwise disclosed in this Schedule and with respect to (i) the award of RSUs to the Company’s executive officers and (ii) the settlement of certain of the executive officers’ previously granted RSUs in Shares upon the satisfaction of specified performance targets, no transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.         Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule or incorporated in this Schedule by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

The Company has agreed that from the date of the Merger Agreement until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated, the Company, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited acquisition proposal.

Except as described above or otherwise set forth in this Schedule (including in the Exhibits to this Schedule) or as incorporated in this Schedule by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraphs of this Item 7.

Item 8.         Additional Information

The information set forth under Item 3 of this Schedule — Arrangements with Current Executive Officers and Directors of the Company — Golden Parachute Compensation is incorporated into this Item 8 by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. If, however, the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 (“Section 262”) of the DGCL, will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule as Annex B. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below strictly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of such rights.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. April 11, 2016 has been fixed as the record date for purposes of determining Company stockholders entitled to notice of appraisal rights under Section 262. This Schedule constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to demand and exercise such appraisal rights or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262, which is attached to this Schedule as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer (or otherwise waive appraisal rights), (ii) follow the procedures set forth in Section 262, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the merger consideration.

If a stockholder elects to exercise appraisal rights under Section 262 with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

(i)    within the later of the consummation of the Offer, and 20 days after the mailing of this Schedule, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)   not tender such Shares in the Offer (or otherwise waive appraisal rights); and

(iii)  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to SL Industries, Inc., 520 Fellowship Road, Suite A114, Mt. Laurel, New Jersey 08054, Attn:  Chief Financial Officer.

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of

Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within such 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither H&H nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and H&H and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule.

Anti-Takeover Statutes

Pursuant to the Charter, the Company has opted-out of Section 203 of the DGCL, which contains restrictions regarding business combinations with interested stockholders.  As such, Section 203 of the DGCL is not applicable to the Merger or the other transactions contemplated under the Merger Agreement.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between H&H or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, H&H, AcquisitionCo or Acquisition Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Acquisition Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if H&H consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Regulatory Approvals

The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) shall have expired or been terminated with respect to the Offer (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”). If Acquisition Sub’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See “Special Factors — Section 12 — Antitrust Compliance” in the Offer.

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. See “Special Factors — Section 12 — Antitrust Compliance” in the Offer.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days after the acquiring person files, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

H&H filed on April 14, 2016 and the Company filed on April 18, 2016 a Premerger Notification and Report Form, respectively, with the FTC and the Antitrust Division for review in connection with the Offer.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of the proposed acquisition of Shares pursuant to the Offer. At any time before or after Acquisition Sub’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of H&H, AcquisitionCo, Acquisition Sub or the Company, or any of their respective subsidiaries or affiliates, and  they could require such divestiture to be accomplished either before or after the consummation of the purchase of the Shares. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While the Company believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Acquisition Sub may not be obligated to consummate the Offer or the Merger. See “Special Factors — Section 11 — Conditions of the Offer” in the Offer.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for the acquisition or ownership of the Shares by H&H, AcquisitionCo or Acquisition Sub.

Directors and Executive Officers of the Company

Set forth below are the names of the Company’s current directors and executive officers, as well as certain information pertaining to such individuals, including short summaries of their material occupations, positions, offices and employment during the past five years.

None of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of the Company’s directors or executive officers has been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States. With respect to the Company, the business address and phone number of the directors and executive officers is the same as that of the Company set forth in Item 1 of this Schedule.

Directors

Avrum Gray, age 80, was elected as a director on May 23, 2002. Mr. Gray is the Chairman of G-Bar Limited Partnership, one of the nation’s largest independent options trading firms and a leading specialist in computer-based arbitrage activities in the derivative markets, and has held this position since 1982. From 2000 until December 2009, Mr. Gray was a director of Nashua Corporation, a specialty paper, label and printing supplies manufacturer. From 1999 until December 2009, Mr. Gray was a director of the LGL Group, Inc. (formerly the Lynch Corporation), a holding company with subsidiaries engaged in manufacturing and distributing frequency control devices and other equipment. From 2003 to 2009, Mr. Gray was a director of Material Sciences Corporation, a materials solution provider. Mr. Gray is the former Chairman of the Board of Lynch Systems, Inc., a glass press supplier to the television and computer industry, and a former Chief Executive Officer of Alloy Consolidated Industries, a privately held manufacturer of components and devices for the automotive aftermarket. Additionally, Mr. Gray has been Chairman of the Board of Spertus College, as well as a board member of the Illinois Institute of Technology, the Stuart School and a number of philanthropic organizations, including the Jewish Federation of Chicago.

Glen M. Kassan, age 72, was elected as Chairman of the Board on May 14, 2008 and was Vice Chairman of the Board from August 2005 until May 2008. Mr. Kassan has served as a director on the Board since January 2002 and previously served as President of the Company from February 2002 until August 2005, as interim Chief Executive Officer from June 14, 2010 to June 29, 2010, and as interim Chief Financial Officer from June 14, 2010 to August 30, 2010.  Mr. Kassan has served as a director of ModusLink Global Solutions, Inc. (“Moduslink”), a company engaged in supply chain and logistics services, since March 2013, and has serviced as ModusLink’s Vice Chairman of the Board since May 2, 2014, and as its Chief Administrative Officer from May 2, 2014 until January 31, 2015.  Since 2006, Mr. Kassan has served as a Managing Director of Steel Partners LLC (“Steel Partners”), a subsidiary of Steel, a global diversified holding company that owns and operates businesses and has significant interests in leading companies in a variety of industries, including diversified industrial products, energy, defense, banking, insurance, and food products and services, and was previously an operating partner of Steel Partners.  He has been associated with Steel Partners and its affiliates since August 1999.  Mr. Kassan served as the Vice President, CFO and Secretary of the predecessor entity of SPH from June 2000 to April 2007.  He has served as a director of H&H, a diversified manufacturer of engineered niche industrial products, since July 2005 and as the Vice Chairman of the Board and CEO of H&H from October 2005 to December 2012.  He was a director of United Industrial Corporation (“United Industrial”), a company principally focused on the design, production and support of defense systems, which was acquired by Textron Inc., from October 2002 to November 2007.

Warren G. Lichtenstein, age 50, was elected as a director on March 30, 2010 to fill the vacancy created by the resignation of a former director.  From February 2002 until August 2005, Mr. Lichtenstein served as Chief Executive Officer of the Company.  He had previously served as a director (formerly Chairman of the Board) of the Company from January 2002 to May 2008 and from 1993 to 1997. Mr. Lichtenstein served as the Chairman and Chief Executive Officer of Steel Holdings GP from July 2009 to February 2013, and as Executive Chairman since February 2013. Steel Holdings GP is the general partner of SPH.  Mr. Lichtenstein is the Chairman and Chief Executive Officer of Steel Partners and has been associated with Steel Partners and its affiliates since 1990. Since March 2013, Mr. Lichtenstein has served as Chairman of the Board of ModusLink. Mr. Lichtenstein has served as a director of Aerojet Rocketdyne Holdings, Inc. (formerly GenCorp Inc.), a NYSE-listed manufacturer of aerospace and defense products and systems with a real estate business segment, since March 2008 and has served as the Chairman of the Board since March 2013. Mr. Lichtenstein has served as a director (currently Chairman of the Board) of Steel Excel Inc., a company whose business currently consists of Steel Sports Inc. and Steel Energy Services Ltd., since October 2010 and Chairman of the Board since May 2011. In 2011 Mr. Lichtenstein founded Steel Sports, Inc., a subsidiary of Steel Excel Inc. dedicated to building a network of participatory and experience-based sports-related businesses, with a particular emphasis on youth sports. Mr. Lichtenstein has served as the

Chairman of the Board of H&H since July 2005.  Mr. Lichtenstein has served on the board of directors of over 20 public companies.

James A. Risher, age 73, was elected as a director on May 29, 2003. Mr. Risher has been the Managing Partner of Lumina Group, LLC, a private company engaged in the business of consulting and investing in small and mid-size companies, since 1998. Mr. Risher has served as a director of DGT Holdings Corp. (formerly Del Global Technologies Corp.) (“DGT”) since April 2005. He was also the President and CEO of DGT from August 2006 through August 2009. From February 2001 to May 2002, Mr. Risher served as Chairman of the Board and CEO of BlueStar Battery Systems International, Inc. (“BlueStar”), a Canadian public company that is an e-commerce distributor of electrical and electronic products to selected automotive aftermarket segments and targeted industrial markets.  BlueStar filed CCAA (a petition for reorganization under Canadian bankruptcy laws) in August 2001, and a plan of reorganization was approved in November 2001. From 1986 to 1998, Mr. Risher served as a director, CEO and President of Exide Electronics Group, Inc. (“Exide”), a global leader in the uninterruptible power supply industry. He also served as Chairman of the Board of Exide from December 1997 to July 1998. Mr. Risher was also a director of Wilhelmina International, Inc. (“Wilhelmina”) (formerly New Century Equity Holdings Corp.), a talent representation company, from October 2004 until January 2010.

Mark E. Schwarz, age 55, was elected as a director on January 24, 2002.  He is the Chairman of the Board and CEO of NCM Services, Inc. (“NCMS”), a private investment and management services company.  NCMS is the Managing Member of Newcastle Capital Group, L.L.C., the general partner of Newcastle Capital Management, L.P. (“NCM”).  Mr. Schwarz is the Chairman of the Board, CEO and Portfolio Manager of NCM, which is the general partner of Newcastle Partners, L.P., a private investment firm he founded in 1993. Mr. Schwarz presently serves as Executive Chairman of the Board of Directors of Hallmark Financial Services, Inc. (“Hallmark”), a specialty property and casualty insurer. He was elected Executive Chairman of Hallmark in August 2006. He served as Chief Executive Officer of Hallmark from January 2003 until August 2006, and as President from November 2003 through March 2006.  Mr. Schwarz presently serves as Chairman of the boards of directors of Rave Restaurant Group, Inc., an operator and franchisor of pizza restaurants; and Wilhelmina International, Inc., a model management and talent representation company. Within the past five years, Mr. Schwarz has served as a director of Bell Industries, Inc., a company primarily engaged in providing computer systems integration services; and MedQuist, Inc., a provider of clinical documentation workflow solutions in support of electronic health records. He also serves as a director of various privately held companies. With nearly 20 years’ experience as an investment manager and a business executive, Mr. Schwarz brings significant leadership, financial expertise, operational skills and public company board of directors and executive experience to the Board.  Through investments made by NCM and its affiliates, Mr. Schwarz has broad and substantial experience analyzing and advising public companies, including with respect to issues such as corporate governance, capital raising, capital allocation and general operational and business strategy, and has been closely involved in the operations of companies across a range of industries in both director and executive capacities.

Executive Officers

William T. Fejes, Jr., age 60, has served as Chief Executive Officer and President of the Company since June 29, 2010. From 2007 until April 2010, Mr. Fejes was the Chief Operating Officer of Seakeeper, Inc., a company that designs, manufactures and markets motion stabilization equipment for boats under 50 meters in length. Prior to joining Seakeeper, Inc., Mr. Fejes was the President and Chief Executive Officer of TB Wood’s Corporation (“TB Wood’s”), a public company that designs, manufactures and markets industrial power transmission components, with plants in the United States, Mexico and Italy, from 2004 to 2007, and was a director of TB Wood’s from 2004 to 2005. Mr. Fejes also held various executive and management roles at Danaher Corporation, a public company that designs, manufactures and markets industrial and consumer products, for 18 years. From March 2009 to February 2015, Mr. Fejes served as a director of Broadwind Energy, a public company for which he also served as the Chairman of the Governance / Nominating Committee, as a member of the Audit and as a member of the Compensation Committees. From 2008 to 2010, Mr. Fejes was a Director of Automation Solutions, Inc., a privately held distributor of factory automation equipment.

Louis J. Belardi, age 65, has served as Chief Financial Officer of the Company since August 30, 2010, and as the Company’s Secretary and Treasurer since July 2010.  Mr. Belardi previously served as the Corporate Controller of the Company from 2004 until August 29, 2010, during which time he was responsible for management

of the Company’s corporate accounting, SEC reporting functions and Sarbanes Oxley compliance.   Prior to joining the Company, Mr. Belardi was a partner in his own management consulting firm that specialized in providing financial consulting to public corporations.   Before entering consulting, he was promoted through several financial roles to the position of Vice President Finance and Administration at Aydin Corporation, now part of L-3 Communications.   Mr. Belardi started his career as a CPA at Price Waterhouse and has an MBA in finance.

Share Repurchases by the Company

On November 16, 2010, the Board authorized a plan that allows for the repurchase up to an aggregate of 470,000 Shares (the “2010 Repurchase Plan”). Any repurchases pursuant to the 2010 Repurchase Plan would be made in the open market or in negotiated transactions. During 2014, the Company purchased approximately 4,000 shares of Company stock at an average price of $24.68 a share under the 2010 Repurchase Plan. The 2010 Repurchase Plan was superseded by the 2014 Repurchase Plan (as defined below).

On December 24, 2014, the Board authorized a plan that allows for the repurchase up to an aggregate of 420,000 Shares (the “2014 Repurchase Plan”). Any repurchases pursuant to the 2014 Repurchase Plan would be made in the open market or in negotiated transactions. During 2015, the Company purchased approximately 89,000 Shares under the 2014 Repurchase Plan at an average price of $39.37 a Share. As a result, as of March 31, 2016, approximately 331,000 Shares remained available for purchase under the 2014 Repurchase Plan.

On March 27, 2015, the Company announced a modified “Dutch Auction” Tender Offer to purchase up to $20 million of its Shares (the “Dutch Auction Tender Offer”). The Dutch Auction Tender Offer expired at the end of the day on April 23, 2015. Under the terms of the Dutch Auction Tender Offer, the Company’s stockholders had the option of tendering all or a portion of the Shares owned by them (i) at a price of not less than $39.00 and not greater than $42.00, in increments of $0.25 per share, or (ii) without specifying a purchase price, in which case the Shares that they owned would have been purchased at the purchase price determined in accordance with the Dutch Auction Tender Offer. All Shares purchased by the Company in the Dutch Auction Tender Offer were purchased at the same price. The Company accepted for purchase approximately 160,000 Shares at a purchase price of $42.00 per share.

The following table presents information related to the repurchase of Shares that the Company made each quarter during the past two years:

Period	Total Number of shares Purchased		Average price Paid per share ($)	Range of Purchase Prices ($)
First Quarter 2014	2,000	(1)	24.52	24.02-24.73
Second Quarter 2014	2,000	(1)	24.80	24.69-24.89
Third Quarter 2014	—		—	—
Fourth Quarter 2014	—		—	—
First Quarter 2015	89,000	(2)	39.37	37.48-41.50
Second Quarter 2015	160,000	(3)	42.00	42.00
Third Quarter 2015	—		—	—
Fourth Quarter 2015	—		—	—
First Quarter 2016	—		—	—

(1)         The number of Shares purchased pursuant to the 2010 Repurchase Plan.

(2)         The number of Shares purchased pursuant to the 2014 Repurchase Plan.

(3)         The number of Shares purchased pursuant to the Dutch Auction Tender Offer. The Dutch Auction Tender Offer expired on April 23, 2015.

Book Value and Ration of Earnings to Fixed Charges

The Company’s net book value per Share as of December 31, 2015 was $19.44. The Company’s ratio of earnings to fixed charges for the fiscal year ended December 31, 2015, and the calculation thereof, is set forth below:

Computation of Ratio of Earnings to Fixed Charges for the Fiscal Year Ended December 31, 2015

Earnings:
Income from continuing operations before income taxes	$18,037,000
(Gain)/loss from equity investees (1)	—
Fixed charges	187,000
Total of earnings plus fixed charges	$18,224,000

Fixed Charges:
Interest expense	$123,000
Interest expense incurred on uncertain tax positions	$64,000
Estimated interest portion of rental expense (2)	—
Total fixed charges	$187,000
Ratio of earnings to fixed charges (3)	97

(1)         The Company has no equity investees.

(2)         The Company has no capital leases.

(3)         The Company calculates the ratio of “earnings to fixed charges” by dividing the sum of income from continuing operations before income taxes (BT), interest expense (I), and interest expense incurred on uncertain tax positions (TP), by interest expense (I) and  interest expense incurred on uncertain tax positions (TP). The formula for this calculation is: (BT+I+TP)/(I+TP). The estimated interest portion of rental expense is zero since the Company has no capital leases.

Annual Report

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule and the exhibits hereto contain “forward-looking statements” that involve significant risks and uncertainties. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.   Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based.  Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management, are forward-looking statements.  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected.  Forward-looking statements in this Schedule and the exhibits hereto include, without limitation: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: the possibility that the Merger Agreement Transactions will not be completed, or if completed, not completed on a timely basis; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, manufacturers, distributors, other business partners or governmental entities; the ability of H&H to integrate the Company’s business successfully; the uncertainty regarding the ability to achieve and maintain the expected benefits of the Merger Agreement Transactions; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by H&H, AcquisitionCo and Acquisition Sub.

All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov.  Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.slindustries.com.  The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law (including Rule 14d-9(c) of the Exchange Act).

Item 9.         Material to be Filed as Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Schedule TO-T, dated April 21, 2016 (incorporated herein by reference to the Schedule TO-T, dated April 21, 2016 filed by H&H with the SEC on April 21, 2016)

(a)(1)(B)

Offer to Purchase, dated April 21, 2016 (incorporated herein by reference to the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-T, dated April 21, 2016 filed by H&H with the SEC on April 21, 2016)

(a)(1)(C)

Letter of Transmittal (incorporated herein by reference to the Form of Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO-T, dated April 21, 2016 filed by H&H with the SEC on April 21, 2016)

(a)(1)(D)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO-T, dated April 21, 2016 filed by H&H with the SEC on April 21, 2016)

(a)(1)(E)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO-T, dated A April 21, 2016 filed by H&H with the SEC on April 21, 2016)

(a)(1)(F)

Letter for use to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO-T, dated April 21, 2016 filed by H&H with the SEC on April 21, 2016)

(a)(1)(G)

Summary Advertisement as published in the New York Times on April 21, 2016 (incorporated herein by reference to Exhibit (a)(1)(F) of the Schedule TO-T, dated April 21, 2016, filed by H&H with the SEC on April 21, 2016)

(a)(1)(H)

Press release issued by Handy & Harman Ltd. on April 21, 2016 (incorporated herein by reference to Exhibit (a)(5)(A) of the Schedule TO-T, dated April 21, 2016 filed by H&H with the SEC on April 21, 2016)

(a)(1)(I)	Press Release issued by Company and H&H dated April 7, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2016)

(a)(1)(J)	Opinion of Houlihan Lokey dated April 4, 2016 (attached hereto as Annex A to this Schedule 14D-9)

(a)(1)(K)	Section 262 of the Delaware General Corporate Law (attached hereto as Annex B to this Schedule 14D-9)

EXHIBIT NO.	DESCRIPTION

(e)(1)

Agreement and Plan of Merger, dated as of April 6, 2016, by and between the Company, AcquisitionCo, Acquisition Sub and H&H (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2016)

(e)(2)

Tender Agreement, dated as of April 6, 2016, by and between H&H, AcquisitionCo, Acqusition Sub, the Company and DGT (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2016)

(e)(3)

Amended and Restated Certificate of Incorporation of SL Industries, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2013)

(e)(4)	By-Laws of SL Industries, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on June 20, 2013)

(e)(5)	Amendment to the By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2016)

(e)(6)

Form of Indemnification Agreement for directors and officers of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2014)

(e)(7)

Employment Agreement, dated June 29, 2010, between the Company and William Fejes, Jr. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010)

(e)(8)

Change of Control Agreement, dated August 31, 2010, between the Company and Louis J. Belardi (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010)

(e)(9)

1991 Long Term Incentive Plan of SL Industries, Inc., as amended (incorporated by reference to Appendix to the Company’s Proxy Statement for its 1995 Annual Meeting held November 17, 1995, previously filed with the SEC)

e(10)

Stock Option Agreement, dated June 29, 2010, between the Company and William Fejes, Jr. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010)

e(11)

Stock Option Agreement, dated September 2, 2010, between the Company and Louis J. Belardi (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010)

e(12)

Form of Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, entered into during the second fiscal quarter of 2011 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the SEC on July 29, 2011)

e(13)

Form of 2011 Restricted Shares Agreement between the Company and directors of the Company, entered into during the third fiscal quarter of 2011 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011)

e(14)

Form of Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, dated February 17, 2012 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the SEC on July 29, 2011)

e(15)

Form of 2012 Restricted Shares Agreement between the Company and each director of the Company, dated April 2, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012)

e(16)	Restricted Stock Unit Grant Letter and Agreement between the Company and each of William

EXHIBIT NO.	DESCRIPTION

Fejes, Jr. and Louis J. Belardi, dated March 5, 2013 (incorporated by reference to form of Grant Letter and Agreement filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the SEC on July 29, 2011)

e(17)

Form of 2013 Restricted Shares Agreement, dated May 9, 2013, between the Company and each director of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013)

e(18)

Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, dated March 27, 2014 (incorporated by reference to form of Grant Letter and Agreement filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the SEC on July 29, 2011)

e(19)

Stock Option Agreement, dated March 27, 2014, between the Company and William Fejes, Jr. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014)

e(20)

Stock Option Agreement, dated March 27, 2014, between Company and Louis J. Belardi. (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014)

e(21)

Form of 2014 Restricted Shares Agreement, dated May 12, 2014, between the Company and each director of the Company (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8, filed with the SEC on May 30, 2014)

e(22)	2008 Incentive Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, filed with the SEC on May 30, 2014)

e(23)

Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, dated February 13, 2015 (incorporated by reference to form of Grant Letter and Agreement filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed with the SEC on July 29, 2011)

e(24)

Form of 2015 Restricted Shares Agreement, dated May 28, 2015, between the Company and each director of the Company (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 , filed with the SEC on May 30, 2014)

(e)(25)	Management Services Agreement, dated as of May 1, 2014 (filed herewith)

(e)(26)	Amendment No. 1 to the Management Services Agreement, dated as of March 25, 2015 (filed herewith)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

By:	/s/ William T. Fejes, Jr.
Name:	William T. Fejes, Jr.
Title:	Chief Executive Officer and President

Dated:	April 21, 2016

ANNEX A

April 4, 2016

SL Industries, Inc.

520 Fellowship Road

Suite A-114

Mount Laurel, New Jersey 08054

Attn: The Special Committee of the Board of Directors

Dear Members of the Special Committee:

We understand that SL Industries, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Handy & Harman Ltd. (“Parent”), Handy & Harman Group, Ltd., a wholly owned subsidiary of Parent (“AcquisitionCo”), SLI Acquisition Co., a wholly owned subsidiary of AcquisitionCo (“Merger Sub”), and the Company pursuant to which, among other things, (i) Merger Sub will, and AcquisitionCo will cause Merger Sub to, commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of the common stock, par value $0.20 per share (“Common Stock”), of the Company at a price of $40.00 per share of Common Stock in cash (the “Offer Price”), and (ii) as soon as practicable following acceptance for payment of shares of Common Stock pursuant to the Offer, Merger Sub will merge with the Company (the “Merger” and, together with the Offer, the “Transaction”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware and each outstanding share of Common Stock not owned by the Company, any subsidiary of the Company, Parent, Acquisition Co or Merger Sub will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration” and, together with the Offer Price, as applicable, the “Consideration”), and the Company will become a wholly owned subsidiary of Parent and AcquisitionCo.  You have advised us and we have assumed that (A) the Offer will be conditioned upon, among other things, there having been validly tendered and not validly withdrawn (i) that number of shares of Common Stock which, when added to the shares of Common Stock, if any, already owned by Parent and its subsidiaries, represents at least a majority of all then outstanding shares of Common Stock (the “Minimum Tender Condition”) and (ii) that number of shares of Common Stock which represents at least 60% of all then outstanding shares of Common Stock not owned by Parent or any of its affiliates (the “Super-Majority of the Minority Tender Condition”) and (B) the Minimum Tender Condition and the Super-Majority of the Minority Tender Condition are not waivable by Parent, AcquisitionCo or Merger Sub.  The holders of Common Stock other than Parent, AcquisitionCo, Merger Sub and their respective affiliates, including, without limitation, DGT Holdings Corp., SPH Group Holdings LLC, Steel Partners Holdings L.P. (“Steel Partners”), Warren G. Lichtenstein and Glen M. Kassan, are referred to herein as the “Unaffiliated Stockholders.”

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders in the Transaction pursuant to the Agreement is fair to the Unaffiliated Stockholders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.  Among other things, we have:

1.              reviewed an execution copy received by us on April 4, 2016, of the Agreement;

2.              reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.              reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company for the years ending 2016 through 2018 (the “Projections”);

4.              spoken with certain members of the management of the Company and certain of its or the Committee’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.              compared the financial and operating performance of the Company with that of other companies with publicly traded equity securities that we deemed to be relevant;

6.              considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.              reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.              conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information.  In addition, we have been advised and have assumed, that the Projections have been reasonably prepared in good faith by management of the Company and reflect the best currently available estimates as to the future financial results and condition of the Company approved by the Board, and the Committee has authorized us to use and rely upon the Projections for purposes of our analyses and this Opinion. We express no opinion with respect to such Projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements of the Company and other information, financial or otherwise, provided to us by or on behalf of the Company that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.  In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the execution copy of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation.  We did not estimate, and express no opinion regarding, the liquidation value of any entity or business.  We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.  We are not expressing any opinion as to the price or range of prices at which the Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent.  This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

As the Committee is aware, Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and/or other financial or consulting services to Steel Partners, or one or more portfolio or operating companies affiliated with Steel Partners (collectively, with Steel Partners, the “SP Group”), for which Houlihan Lokey and its affiliates have received compensation, including, among other things, during the past two years, having acted as financial advisor to JPS Industries, Inc. (“JPS”), less than a majority of whose outstanding shares of common stock were owned by Steel Partners and its affiliates, in connection with (i) the sale of JPS’s Stevens Urethane division, which transaction closed in April 2014, and (ii) the subsequent acquisition by Parent of the outstanding shares of common stock of JPS not owned by Parent and its affiliates following an unsolicited proposal from Parent, which transaction closed in July 2015. Houlihan Lokey and its affiliates are also familiar with Steel Partners and certain of its affiliates, having, among other things, acted as financial advisor to Black Hawk Energy Services, Inc. in connection with the sale of substantially all of its assets to an affiliate of Steel Partners in December 2013; having acted as financial advisor to the special committee of the board of directors of Steel Excel Inc., less than a majority of whose outstanding shares of common stock were at the time owned by Steel Partners and its affiliates, in connection with the acquisition by Steel Excel Inc. of Sun Well Services, Inc., a subsidiary of a majority owned affiliate of Steel Partners in May 2012; and having acted as financial advisor to the special committee of the board of directors of WebFinancial Corporation, approximately 85% of whose outstanding shares were owned by Steel Partners and its affiliates, in connection with the merger of WebFinancial Corporation with an affiliate of Steel Partners in 2008.  Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to participants in the Transaction or certain of their respective affiliates including members of the SP Group in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, participants in the Transaction or certain of their respective affiliates including members of the SP Group, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a portion of which became payable to us upon the rendering of this Opinion and a substantial portion of which is contingent upon the consummation of the Transaction.  In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses the fairness, from a financial point of view, to the Unaffiliated Stockholders of the Consideration to be received by the Unaffiliated Stockholders in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction, any related transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise.  We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, AcquisitionCo, Merger Sub, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent, AcquisitionCo, Merger Sub or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice.  It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance and tax matters with respect to the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders in the Transaction pursuant to the Agreement is fair to the Unaffiliated Stockholders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

ANNEX B

Section 262 of the Delaware General Corporation Law

Appraisal Rights.

(a)           Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)           Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)           Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)           Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.             Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.             Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.             Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.             Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)           In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)           In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c)           Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)           Appraisal rights shall be perfected as follows:

(1)           If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)           If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)           Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)            Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)           At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)           After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)            The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)            The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)           From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)            The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.